____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ORDIARY SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON APRIL 29th, 2025

ANNEXES

Annex I – Management’s Considerations

Annex II – Opinion and Report of the Audit, Risk and Ethics Committee

Annex III – Allocation of Net Income

Annex IV – Information about the Candidates for the Board of Directors

Annex V – Information about the Candidates for the Fiscal Council

Annex VI – Management Compensation

1.       Message from the Chairman of the Board of Directors

São José dos Campos, March 28, 2025

Dear Shareholder,

We are pleased to invite you to read our Manual for the Annual General Shareholders’ Meeting (“AGM” or “Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for April 29, 2025, at 10 am, which shall be held exclusively by digital means, through the Microsoft Teams platform.

Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Embraer’s capital stock is exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder.

The main matters to be decided at the AGM are described in the Call Notice, as per item 3 below. Embraer's Management presented proposals related to the matters to be voted, which are included in this Manual.

The Company will hold the AGM exclusively by digital means, reinforcing the Company's commitment to facilitating the participation of its shareholders, in accordance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission No. 81/22 ("RCVM 81"). Thus, shareholders may: (i) send a remote voting ballot prior to the AGM, or (ii) digitally attend and vote during the AGM through the electronic system made available by the Company, as indicated in this Manual.

For the Annual General Shareholders’ Meeting to take place on first call, the attendance of shareholders representing at least 25% of the voting capital stock is required, pursuant to Section 125 of Law No. 6,404/76. We encourage all shareholders to participate in our AGM, either digitally or via remote voting.

Embraer's relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer's image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared within this concept, can clarify the matters on the agenda and motivate you to attend the AGM.

We emphasize that the information and guidelines contained in this Manual do not replace or change the laws or regulations applicable to General Meetings and shareholder participation, which shall be fully observed.

We count on your attendance in the Meetings, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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2.       Information and Guidelines for Attendance at the Meetings

2.1.   Voting at the Meeting

The attendance of Shareholders at the AGM is of great importance. Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)       No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)       The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chair of the Meeting shall, upon becoming Chair, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of remote voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As for investment funds, only those with a common administrator whose investment and voting policy at General Meetings, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, are considered to be part of a Shareholder Group.

Holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of voted described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i), (ii) of this definition.

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Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

Pursuant to Law No. 6,404/76, Section 3 of CVM Resolution No. 70/22, Item I of Section 5 of CVM Resolution No. 81/22, and Section 32 of Embraer’s Bylaws, shareholders representing at least 5% of the Company’s capital stock may request the adoption of the cumulative voting process for the election of the Board of Directors, provided that they do so at least two (2) days in advance of the date and time scheduled for the Annual General Shareholders’ Meeting, or within the regulatory period, if they choose to do so via distance voting ballot. In the election of directors through the cumulative voting process, each share is assigned as many votes as the number of members to be elected, and shareholders are allowed to cast all their votes for a single candidate, or to distribute them among several, observing the limits established in the Company’s Bylaws.

We emphasize that any shareholder, or group of shareholders, that does not comply with the legal deadline to nominate a slate of candidates on the remote voting ballot (boletim de voto à distância) and wishes to nominate an alternative slate for the Board of Directors and/or Fiscal Council, shall notify Embraer in this regard, in writing, up to ten (10) days before the Meeting, setting forth the information related to the candidates included in items 7.3 to 7.6 of the Brazilian Annual Report (Formulário de Referência), pursuant to Section 11 of CVM Resolution No. nº 81/22, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer shall publish, within eight (8) days before the Meeting, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meeting shall be declared elected.

The Company cannot predict the outcome of the elections, nor does it have information about the candidates that may be proposed during the Meeting. If you wish to participate in such discussions, we recommend that you attend the Shareholders’ Meeting in order to be able to analyze and form an opinion about the candidates that may be considered at the Meeting.

2.2.   Participation through electronic remote participation system in the Meeting

The Meeting will be held exclusively by digital means reinforcing the Company's commitment to facilitating the participation of its shareholders and, for this purpose, the Company shall provide an electronic remote participation system (Microsoft Teams) that will enable shareholders to participate, voice their opinion and vote in the Meeting without being physically present.

This remote participation system is in line with RCVM 81 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company; and (iii) communication between participants.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or by proxy, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least two (2) days before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation for attendance, as described below, and the shareholder shall be liable for the truthfulness of such documents.

The shareholder shall also inform the email address by which instructions for participating in the Meeting shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 6 of RCVM 81, shareholders who fail to state their intent and send the required documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

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If shareholders who has expressly stated their interest in attending the Meetings do not receive from the Company an email with instructions for accessing and attending the Meeting by 10 am of April 27, 2025, such shareholders shall contact the Company's Investor Relations Department by telephone (11) 3040-8445, until 6 pm on April 27, 2025.

Shareholders or their accredited legal representatives: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether shareholder or otherwise, as it is nontransferable, and (iii) are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether shareholder or otherwise, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the time scheduled for the Meeting, that is, at 09:30 am on April 29, 2025, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or his/her/its representative through the submission of his/her identity document with photo via webcam to the Company’s hosts.

The Company also recommends that the participants be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to participate in the Meeting, those present must keep their cameras turned on during the entire course of the Meeting, unless they are required by a Company representative, for any reason, to disconnect their video functionality. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat. The Company shall not be responsible for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company’s control, which may hinder or prevent their participation in the Meeting by digital means.

To participate directly in the Meeting or through a proxy, we request that the following documents be submitted to Embraer, at least 2 (two) days prior to the date of the Meeting:

a)       power of attorney with special powers for representation at the Meeting, in the case of a proxy, which shall have been executed less than 1 year ago;

b)       for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and

c)       evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares included in the list of shareholders provided by the depositary financial institution), as set forth in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least two (2) days before the Meeting, if you belong to a Shareholder Group, as defined in the Company's Bylaws.

The Company also informs that, in order to simplify the participation of the shareholders, notarized powers of attorney shall not be required for this Meeting.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br, in compliance with the terms herein described.

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2.3.   Participation through Remote Voting Ballot (Boletim de Voto à Distância)

If the shareholder chooses to send a remote voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i) digital copy of the original distance voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) for the purpose of proving their status as a Brazilian Shareholder or Foreign Shareholder, (x) a digital copy of the original identity document, or (y) the certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company shall waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution); and

(iii) a digital copy of the original of the following documents:

For individuals:

- identity document with a photograph of the shareholder;

For legal entities:

- current bylaws or consolidated articles of association and corporate documents that evidence the legal representation of the shareholder; and

- identity document with a photograph of the legal representative.

For investment funds:

- current consolidated governing document of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- identity document with a photograph of the legal representative.

The above distance voting ballots and documents shall be received by no later than four (4) days before the date of the Meeting and those received after such date shall be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the distance voting ballots. The Company shall not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or that are accompanied by a translation in those languages. The following identity documents shall be accepted, provided they include a photograph: identity card (RG), national registry of foreigners (RNE), driver’s license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within three days, (i) whether the distance voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the remote voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the remote voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the remote voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the distance voting ballot by means of service providers capable of providing services for collecting and transmitting instructions for filling out the remote voting ballot, namely: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central), or (iii) the central depository in which the shares are deposited.

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department by e-mail at investor.relations@embraer.com.br.

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3.               Call Notice

(The Call Notice will be published in the newspapers O Vale and Valor Econômico in the editions dated March 28, 29 and April 1st, 2025.)

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Annual General Shareholders’ Meeting (“Meeting”) to be held on April 29, 2025, at 10 am, exclusively by digital means, as detailed below, to be considered as held on at the Company's headquarters, for the purposes of Resolution No. 81/2022 (“RCVM81”), to review and vote on the following agenda:

1.	Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2024, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee and the Opinion of the Fiscal Council;
2.	Review and to vote on the allocation of the net profit for the fiscal year ended on December 31, 2024 and the distribution of dividends;
3.	Define the number of members to compose the Board of Directors;
4.	Elect the members of the Board of Directors;
5.	Elect the members of the Fiscal Council;
6.	Determine the aggregate annual compensation of the Company’s management; and
7.	Determine the compensation of the members of the Fiscal Council.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Sections 10,11 and 13 of RCVM No. 81/22, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)       The Meeting will be held exclusively digitally, reinforcing the Company's commitment to facilitating the participation of its shareholders. In this sense, according to the guidelines below, participation may take place through the electronic remote participation system made available by the Company or via remote voting ballot (boletim de voto à distância).

b)       To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy (along with the proxy’s personal document); (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws.

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For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c)       The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

d)       Pursuant to Section 5 of RCVM No. 81/22 combined with Section 3 of RCVM No. 70/22 it is hereby informed that the minimum percentage of voting capital required to request the adoption of the cumulative voting procedure for the election of members of the Board of Directors is five percent (5%) of the Company’s voting shares.

e)       The composition of the slate for the election of members of the Board of Directors and the Fiscal Council proposed, respectively, by the Board of Directors and by the Fiscal Council of the Company, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and / or the Fiscal Council shall comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders shall be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by April 27, 2025, including, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Manual of the Annual General Shareholders’ Meeting published on the date hereof and available on the websites indicated above.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in RCVM No. 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Manual of the Annual General Shareholders’ Meeting available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

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REMOTE VOTING BALLOT: To participate in the Meeting through remote voting ballot (boletim de voto à distância), them through the shareholders' custody agents, the registrar of the shares issued by the Company or the central depository where the shares are deposited or, alternatively, directly to the Company, in accordance with the guidelines contained in the Manual for the Meeting published on the same date and available on the websites indicated above.

.

São José dos Campos, March 28, 2025.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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4.       Management’s Proposals on the Agenda

4.1.   Review the management account, examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2024

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by the Embraer’s Board of Directors; and (ii) obtained a favorable opinion from the Company’s Fiscal Council and Audit, Risk and Ethics Committee. The financial statements were audited and obtained a favorable opinion from the Company’s independent auditors, KPMG Auditores Independentes Ltda.

The financial statements for the fiscal year ended December 31, 2024 were published in the newspapers Valor Econômico and O Vale on March 7, 2025, and are available at the Company’s headquarters, CVM and B3, as well as on the internet on Embraer’s website (ri.embraer.com.br).

Embraer’s Board of Directors recommends that its shareholders carefully examine the documents made available by the Management, in order to review the Company’s financial statements and, if they agree, approve these accounts and financial statements.

Pursuant to Section 10, item III, of CVM Resolution No. 81/22, the information set forth in Annex I hereto reflects our comments about the Company’s financial condition.

Moreover, the opinion and report of the Audit, Risk and Ethics Committee are included in Annex II hereto.

4.2 Review and resolve on the allocation of net income for the fiscal year ended December 31, 2024 and he distribution of dividends

The allocation of net income consists of determining the portions of net income that will be allocated to the legal and statutory profit reserves, or that will be distributed as dividends.

According to the financial statements ended on December 31, 2024, the Company recorded a net income of R$1,918,850,400.00.

The Board of Directors voted to present The Board of Directors voted to present the following proposal for allocation of the net income for the fiscal year ended December 31, 2024 at the AGM:

•         Absorption of accumulated losses from previous periods in the amount of R$1,593,067,210.59, pursuant to Article 189 of Law 6,404/76;

•         Creation of a legal reserve in the amount of R$16,289,159.47, corresponding to 5% of the net income recorded in 2024 after offsetting accumulated losses from previous periods, pursuant to article 193 of Law 6,404/76;

•         Recomposition of the Subsidy reserves in accordance with Law 14,789/23, article 16, in the amount of R$103,775,930.90;

•         Distribution of dividends to shareholders in the amount of R$51,429,524.76, representing 25% of the net profit adjusted in accordance with articles 195-A and 202 of Law 6,404/76, thus fulfilling the mandatory dividend of Article 51 of the Bylaws.

All shares outstanding on the reference date of May 12, 2025 will be entitled to the declared dividends, and the Company's shares will be traded on B3 and the New York Stock Exchange – NYSE, ex-dividends, as of, and including, May 13, 2025. The dividends proposed herein will be paid on May 23, 2025. The Company will issue a notice to shareholders with further details about the payment.

With respect to holders of American Depositary Receipts – ADR referenced in shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of dividends will be made in accordance with applicable procedures by the depositary bank Banco JPMorgan Chase Bank, N.A.

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The balance, in the amount of R$ 154,288,574.28, will be allocated to the Reserve for Investment and Working Capital, as provided for in article 52 of Embraer's Bylaws.

In compliance with the provisions of item II of the sole paragraph of article 10 of CVM Resolution No. 81/22, we present in Annex III of this Manual the information indicated in Annex A of said resolution.

4.3.	Define the number of members to compose the Board of Directors

Embraer's management proposes that the Board of Directors be composed of 11 members, of whom (a) 8 are elected through a slate to be nominated by the Company's Board of Directors; (b) 1 member is nominated by the Federal Government, as the holder of a golden share; (c), 1 effective member as a representative of non-shareholder employees; and (d) 1 effective member as a representative of Embraer Employees Investment Club (CIEMB - Clube de Investimentos dos Empregados da Embraer).

The Board of Directors understands that the composition of 11 members is suitable for Embraer's current moment, to the extent that the composition of the board proposed in the item below comprises skills and experience required to face the Company’s current challenges.

4.4.   Elect the members of the Board of Directors

Separate Voting

Pursuant to Article 27, Paragraph 1, of the Company’s Bylaws, the Brazilian Federal Government, as holder of a golden share, is entitled to elect one effective member of the Board of Directors and his or her alternate. The Company informs that, until the date of filing of this Proposal, it had not received the names of the Union's representatives.

Pursuant to Article 27, Paragraph 2, of the Company’s Bylaws, the Company’s employees are entitled to elect, in a separate voting, two effective members of the Board of Directors and their respective alternates, of whom one member and his or her alternate are nominated by non-shareholder employees of Embraer and one member and his or her alternate are nominated by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer). The Company informs that it received the nomination of members from (i) the representatives of the non-shareholder employees, namely, Edmilson Saes, as an effective member, and Ricardo Alves Lima, as alternate; and (ii) the representatives of Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), namely, Maria Antonieta Rosina Tedesco de Oliveira Pêgo, as effective member, and Alexandre Magalhães Filho as alternate.

Election of the other Members and Slate nominated by the Board of Directors

Pursuant to Article 27, paragraph 3, of Embraer’s Bylaws, the other 8 members of the Board of Directors shall be elected by the other shareholders, and the Board of Directors, pursuant to Article 31, paragraph 1, of Embraer’s Bylaws, shall nominate a slate of candidates.

The Board of Directors resolved to present to the AGM, the following Slate, which was previously discussed and recommended by the People and ESG Committee:

•         Raul Calfat (Chair)

•         Claudia Sender Ramirez (Vice Chair)

•         Dan Ioschpe

•         Kevin Gregory McAllister

•         Márcio Fernando Elias Rosa

•         Mauro Kern Júnior

•         Nelson Pedreiro

•         Todd Messer Freeman

The composition of the Slate addresses the set of diversity, experiences, conditions of independence and availability of time required for Embraer’s growth cycle.

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Diversity

As a Brazilian multinational with a global presence and having technology and innovation at the center of its activities, the Board’s Slate was formed taking into account the diversity of knowledge, experiences, behaviors, cultural aspects, age group and gender.

To materialize our commitment to diversity, we have professionals from different geographical locations, genders, ages and different areas of knowledge. Embraer believes that different lines of reasoning and perspectives bring complementarity and improve the decision-making process, strengthen performance and generate value in the long term.

Independence of Slate members

Seven out of the eight members of the nominated Slate by the Management declared that they meet the independence criteria set forth in the Listing Rules of Novo Mercado, segment in which the shares issued by the Company are traded. In addition, candidates adhere to the guidelines of the Policy for Nomination and Training Members of the Company's Board of Directors and Committees.

Dedication of time to exercise the role (“no overboarding”)

No member of the Slate proposed by the Management currently serves on more than 4 boards of directors of publicly held companies, apart from the position at Embraer, once elected to Slate.

The Company believes that the proposed composition will allow for the continuity of the high level of preparation, and of participation and discussion in the meetings of the Board and its Committees.

Constant renewal in the composition of the Board of Directors

The Slate proposed by the Management has two new members, Mauro Kern Júnior and Nelson Pedreiro, who further strengthen the sector's skills in the aviation industry and defense industry. In the separate voting, Maria Antonieta Rosina Tedesco de Oliveira Pêgo will assume the position of effective member of the Board of Directors, reinforcing gender diversity in the Board's composition.

In fact, once the Board of Directors is elected, the Board will have a renewal of almost 30% in its composition during this term. It is also worth noting that Mr. Alexandre Gonçalves Silva will no longer be a member of the Company's Board of Directors, therefore the Board proposes Mr. Raul Calfat as the new Chair, aiming to preserve the Company's knowledge and history and considering the skills necessary to assume the position.

The renewal of Board members and the diversity in its composition are high on Embraer's strategic agenda.

Current challenges for the Company and skills matrix

The year 2024 was a historic year for Embraer, with memorable results that demonstrate the company's successful growth trajectory, the result of a robust and defined strategy that aims to face and overcome challenges, always prioritizing safety, quality and excellence in all initiatives. We saw growth in all business units, and we also restored Embraer's profitability. The Company continues with its strategy of maintaining its growth pace, strengthening innovation in its business areas, overcoming the challenges of the Digital Transformation Era and continuing to implement its ESG initiatives.

Innovative and disruptive projects under development, such as eVTOL, as well as the constant evolution and continuous improvement of our products, services, and processes, with sustainability and innovation, responsibility, transparency, and passion for excellence, require constant updates to our management's skills.

It is in this spirit that the Management proposes a Slate for election and presents the candidates' skills matrix, as well as a summary of the information that the Board of Directors took into account when choosing the members of the Slate, confirming that the profile of the candidates that make up the proposed slate adheres to the criteria set forth in the Board of Directors' internal regulations and the Company's Nomination Policy.

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The skills of the candidates mapped in the matrix were classified as administrative, functional and industry. The principles adopted by the management for the composition of the slate, together with the assessment of the skills matrix, were: (i) strategy and vision for the future of the Company's businesses; (ii) preservation of knowledge and history about the Company and; (iii) focus on relevant aviation industry skills and; (v) alignment with market expectations.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Board of Directors, as well as the members nominated by Federal Government as the holder of a Golden share, by the Company’s non-shareholder employees and by Embraer’s Employee Investment Club (CIEMB – Clube de Investimentos dos Empregados da Embraer), is set forth in Annex IV hereto, in compliance with Article 11 of CVM Resolution No. 81/22, and in accordance with the Novo Mercado Listing Rules.

4.5.   Elect the members of the Fiscal Council

The election of members of the Fiscal Council shall comply with the rules set forth in Article 43, Paragraph 1, of the Company’s Bylaws.

Pursuant to Article 31, Paragraph 1, of the Company’s Bylaws, the slate proposed for the 2025/2026 period is as follows:

Effective Members	Alternate Members
Mario Ernesto Vampré Humberg	Patricia Leisnock
Carla Alessandra Trematore	Magali Rogéria de Moura Leite
Elvira Baracuhy Cavalcanti Presta	Patricia Valente Stierli
Alexandre Navarro Garcia	Leonardo José da Silva Neves Gonzaga
Raphael Manhães Martins	Adjarbas Guerra Neto

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Mario Ernesto Vampré Humberg is appointed as Chair and Carla Alessandra Trematore is appointed aa Vice-Chair of the Fiscal Council.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the slate of candidates proposed by the Fiscal Council is set forth in Annex V hereto, in compliance with Article 11 of CVM Resolution No. 81/22.

4.6.   Determine the aggregate annual compensation of the Company’s Management

Pursuant to Article 18, item IV, of the Company’s Bylaws, the Annual General Shareholders’ Meeting shall establish the aggregate annual amount to be distributed among the members of the Company’s management.

The aggregate annual compensation proposed by the Board of Directors for compensation of the Company’s management is R$95 million for the period between May 2025 and April 2026 (against R$80 million approved at the 2024 AGM for the period between May 2024 and April 2025), encompassing all components of the compensation: fixed, short-term variables, long-term variables and benefits. The amounts related to social security contributions are not included in the amounts of compensation subject to approval by the General Meeting, as determined in the Circular Letter/Annual-2025-CVM/SEP.

To calculate the overall amount, Management used as a premise the achievement of targets at their maximum percentage by all Executives and by the Company, that is, using as a hypothesis a scenario of maximum payment and the continuous appreciation of shares. The increase in the amount of the overall amount of the management's amount is justified mainly by the appreciation of the Company's shares in the last year and the projection that the value of the share will continue to grow steadily. It should be noted that this amount is subject to variations and adjustments as the grants are effectively made by the Board of Directors, since the amount may fluctuate significantly during the period due to the increase in share prices in the market. This compensation is estimated based on the highest market value that the Company estimates its shares may reach in the period.

The Company estimates that the amount effectively realized in the period from May 2024 to April 2025 will be approximately R$ 76 million. The difference between the total amount approved total approved at the 2024 Ordinary General Meeting and the amount actually spent is mainly due to the non-use of the maximum amount allocated to stock-based compensation.

Finally, it should be noted that the amount subject to approval refers to the period between May 2025 and April 2026, while item 8.2 of the Brazilian Annual Report (Formulário de Referência) reflects the period between January and December 2025.

Pursuant to Article 13, item II, of CVM Resolution No. 81/22, the Company provides the information indicated in item 8 of the Brazilian Annual Report in Annex VI hereto.

4.7.   Determine the compensation of the members of the Fiscal Council

Pursuant to Embraer’s Bylaws, the compensation of the members of the Fiscal Council is established by the Annual General Shareholders’ Meeting that elects them, in compliance with the legal requirements and limits, taking into account their experience, education and reputation.

Pursuant to Article 162, Paragraph 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is attributed to each Officer, excluding benefits, representation funds and profit sharing.

Accordingly, Embraer’s Board of Directors proposes a monthly compensation for the Chair of the Fiscal Council in the amount of R$ 24,222.78, and an individual compensation in the amount of R$ 18,686.14 for the other members of the Fiscal Council for the period between May 2025 and April 2026, subject to the requirements set forth in Article 162, paragraph 3, of Law No. 6,404/76.

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Annex I – MANAGEMENT'S CONSIDERATIONS

Information set forth in art. 10, item III, of RCVM 81)

2.1 - General Financial Position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this item 2.1 derive from our audited consolidated financial statements for the fiscal year ended December 31, 2024.

The information described in this section may be read and analyzed jointly with Embraer’s consolidated financial statements, which are available on the Company’s website (https://ri.embraer.com.br) and on the website of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

The following discussion contains forward-looking statements that reflect the Company's current expectations and that involve risks and uncertainties. Future results and the timing of events may differ materially from those included in these statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 2.1 to 2.11 may be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2024, and notes thereto. The Company's consolidated financial statements have been prepared and are presented in accordance with the accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities Commission ("CVM"), and also in accordance with the International financial reporting standards ("IFRS") issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

After analyzing Embraer's operations and business, management has concluded that the US dollar ("USD" or "dollar") is its functional currency. The context was given by analyzing the economic environment in which the Company finds itself and, consequently, the currency included in this context, since this currency influences the prices of goods and services, the competing forces and regulations of its country of origin, the costs of supplying products and services and raising or receiving financial resources.

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In the Commercial Aviation segment, global commercial air traffic volumes have fully recovered to 2019 levels by 2024, as shown in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA).

However, from the perspective of new aircraft deliveries, the main constraint to reaching pre-COVID levels is the supply chain disruptions that are severely affecting our industry, compromising the ability of our suppliers to deliver parts and goods to us in a timely manner. Even so, in 2024 Commercial Aviation delivered 73 aircraft in total, which is within the estimate communicated to the market.

To continue recovering from the shortage of supply, we are actively discussing ways to ensure the ability to deliver the negotiated volumes with our suppliers.

In 2024, the Executive Jets segment continued to witness the impacts of a globally disrupted supply chain, which is a repercussion from the pandemic that has affected the aviation industry on a larger scale. Despite the ongoing efforts throughout the industry to mitigate discontinuities in supply, it still has imposed significant challenges to increase production levels and provide availability of parts to fleet maintenance. The situation has been progressively improving as we continue to closely monitor these risks and control the supply chain, in order to improve future predictability. In 2024, we stood out in the industry by meeting our delivery estimates. We again had one of the highest growth rates in the industry, with a 13.0% increase in deliveries compared to the previous year, reaching 130 units.

In the Defense & Security segment, the momentum is prolific. Given the current geopolitical scenario, there has been an expansion in global defense spending, which has increased our customer base and had a favorable impact on the segment. We are well positioned to provide highly effective solutions, creating new business opportunities, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors across all domains (air, sea, land, space and cybersecurity).

In 2024, the KC-390 Millennium program had a strong sales performance, with contracts executed with 4 countries, including Austria, the Netherlands and the Czech Republic. The KC-390 Millennium has also been officially selected by Sweden and Slovakia. As the global fleet of tactical airlifters reaches its retirement age, we expect the KC-390 Millennium to continue to capture a considerable share of the replacement market. The A-29 Super Tucano program is also enjoying a successful period: contracts have been signed with Paraguay, Uruguay, Portugal (NATO version), and two undisclosed customers. The A-29 is the best-selling aircraft in its category, and will soon have the A-29N version customized for the NATO environment.

In the Services & Support segment, given our business's expansion and diversified fleet that reaches various customer profiles, coupled with the increasing demand for services as the fleet ages, the unit is well-positioned for profitability over the next several years. Revenue growth in the segment constitutes approximately 25% of the Embraer group's total, with a compound annual growth rate (“CAGR”) of 9% over the last 6 years, starting in 2019, which indicates its importance and high-growth nature within Embraer.

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For more information on the Company’s Operating Segments, see item 1.3 of the Company’s Annul Brazilian Report (Formulário de Referência).

The reliance on long-term contracts, active maintenance events, parts sales, and training contributes to revenue stability. Factors like the renewal rate on contracts, favorable margin, and stable non-backlog revenue from maintenance and training enhance sustained profitability. In addition, OGMA provides multi-brand diversification with maintenance, repair and operations services (“MRO”) for both Embraer and non-Embraer customers, which further strengthens the business's competitiveness.

OGMA, with over 100 years of existence, is today a very important global player in the MRO and aerospace manufacturing industry, specialized in civil and military aviation. Currently, it is Embraer's service center, as well as an authorized maintenance center for several original equipment manufacturers, including Lockheed Martin, Rolls-Royce and Pratt & Whitney.

(a)       General financial position

Financial Indicators

The Directors understand that the Company has sufficient financial and equity conditions to cover its working capital needs, as well as to guarantee the obligations of short-term liabilities, related to the need for funds to meet the financing of its activities in the next twelve months. Such needs are supported by the capacity to generate operating cash and through debt capital.

Below are Embraer's main financial indicators from the last two fiscal years:

Consolidated highlights	As of December 31,
Amounts in R$ million	2024	2023
Cash (1)	15,796.9	11,236.4
Trade accounts receivable, net	1,998.7	1,070.0
Customer financing	200.4	303.6
Inventories	18,181.1	12,761.7
Fixed assets (2)	28,438.8	20,420.0
Trade accounts payable	5,983.5	3,809.9
Trade accounts payable – Forfaiting (3)	268	181.9
Indebtedness – Current (4)	704.4	615.1
Indebtedness – Non-current (4)	14,721.0	13,358.4
Shareholders' Equity	20,710.9	14,714.2
(1)	Includes cash and cash equivalents and short-term and long-term financial instruments.
(2)	Includes Fixed Assets, Right of Use in Lease, Intangible Assets and Investments.
(3)	Refers to the “Suppliers - Financing agreements” line of the Company’s Balance Sheet
(4)	Refers to the “Loans and financing” line of the Company’s Balance Sheet.

The table below shows indexes that indicate the level of indebtedness, as well as the efficiency in resource management and profitability in relation to assets and shareholders’ equity, providing a comprehensive view of the Company's financial performance in the fiscal years ended December 31, 2024 and 2023.

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Consolidated highlights	As of December 31,
Amounts in R$ million, except %	2024	2023
Debt / Shareholders' Equity (1)	0.7	0.9
Inventory turnover	1.6	1.7
Assets turnover	0.5	0.5
ROA (2) (4)	2.6%	1.5%
ROE (3) (4)	9.2%	5.3%
(1)	Except Debt/Shareholders’ Equity, Inventory Turnover, Asset Turnover, Earnings per Share and Number of Shares.
(2)	ROA – means Return on Assets, calculated from Net Profit / Total Assets..
(3)	ROE – means the company's Return on Equity, calculated from Net Profit / Shareholders' Equity.

ROA and ROE are calculated based on the Profit (Loss) assigned to Embraer shareholders.

(b)	Capital structure

In the fiscal year ended December 31, 2024, the net cash position was R$371.5 million. On December 31, 2023, the net cash position was negative by R$2,737.1 million. We present below the ratio of our debt capital to shareholders’ equity (equity capital) for the last two fiscal years.

Consolidated	As of December 31,
(In R$ million, except percentages)	2024	2023
Shareholders' equity (equity capital)	20,710.9	14,714.2
Loans and financing (debt capital) [1]	15,425.4	13,973.5
Debt capital + equity capital	36,136.3	28,687.7
Debt capital / equity capital	0.74	0.95

1 Corresponds to the sum of Current and Non-Current Liabilities at the end of each fiscal year.

(c)      Payment capacity in relation to assumed financial commitments

The Company is always looking for new opportunities and maintains control over its level of indebtedness and capital management.

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. On December 31, 2024, total consolidated cash and equivalents and financial investments reached the amount of R$15,796.9 million, compared to R$11,236.3 million in 2023.

In the net concept (cash and cash equivalents plus short-term and long-term financial investments minus financial indebtedness) in this same period the Company presented a positive position (net cash) of R$371.5 million, compared to 2023, when the negative position (net debt) was R$2,737.1 million. Operating generation measured by EBITDA showed, in 2024, a positive result of R$4,935.7 million, resulting in a gross financial indebtedness/EBITDA ratio of 3.1. In 2023, the EBITDA result was R$2,577.0 and the financial indebtedness /EBITDA was 5.4. Adjusted EBITDA in 2024 showed a result of R$5,153.6 million, with a gross financial indebtedness/adjusted EBITDA ratio of 3.0, while in 2023, the adjusted EBITDA result corresponded to R$2,758.8 and the financial indebtedness/adjusted EBITDA was 5.1.

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The following table shows the relevant indices that provide a comprehensive view of the Company's financial and operational performance. These indices are essential to understanding the organization's financial health and include essential metrics that reflect efficiency, profitability and capital structure, allowing a detailed analysis of the operations and strategies adopted.

Consolidated	As of December 31,
Amounts in R$ million, except %	2024	2023
Net cash (Net debt) (1)	371,5	(2,737.1)
Net Cash (Indebtedness) without Eve	(684,6)	3,887.6
EBITDA	4.935,8	2,577.0
Adjusted EBITDA (2)	5.153,6	2,758.8
Gross financial indebtedness	15.425,4	13,973.5
Shareholders' Equity	20.710,9	14,714.2
Financial income (expenses)	(631,3)	(961.8)
Gross financial indebtedness / adjusted EBITDA	3,0	5.1
Adjusted EBITDA / financial income (expenses)	(8,2)	(2.9)
Gross financial indebtedness / Shareholders' equity	0,7	0,9
(1)	Net cash = Cash and cash equivalents + Short-term and long-term financial investments - Short-term and long-term financing
(2)	Adjusted EBITDA: corresponds to the operating profit/loss, excluding non-recurring items.

The table below shows the Company's financial conditions as of December 31, 2024 and 2023:

Consolidated	As of December 31,
Amounts in R$ million	2024	2023
Current assets	40,326.9	29,316.1
Non-current assets	4,454.0	2,465.1
Investments	270.6	136.4
Property, plant and equipment	12,021.1	8,572.6
Right of use	648.4	426.0
Intangible assets	15,498.6	11,285.0
Total assets	73,219.7	52,201.2
Current liabilities	27,347.0	17,746.1
Non-current liabilities	25,161.8	19,741.0
Shareholders' Equity	19,045.2	13,490.3
Non-controlling interest	1,665.7	1,223.9
Total liabilities	73,219.7	52,201.2

Considering the Company’s level of debt, its most liquid assets compared to its obligations, the Executive Officers believe that there is sufficient liquidity to fulfill the contractual obligations assumed by the Company. If deemed necessary, the Company has the capacity to contract new loans to finance investments and its operations, the Company has the availability to immediately access the Revolving Credit Line with a limit of up to USD 1 billion (R$ 6.2 billion), and to date it has not been disbursed.

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(d)                       Sources of funds for working capital and investments in non-current assets used by the Company

The investments consist primarily of funds associated with the improvement of aircraft for the Commercial Aviation and Executive Aviation markets, and investments in increasing industrial capacity in Brazil and abroad and investments to maintain the production structure. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), or are characterized as contributions from risk partners and advances from customers. For further details, see item 2.1 (f) on the Company’s debt levels and the main characteristics of these debts.

(e)        Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The Company has a Financial Management Policy, approved by the Board of Directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The Company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (i) improvement of the Phenom 100EX and 300E and Praetor 500 and 600 executive jet families, (ii) development, certification and improvement of the E-2 jet family and (iii) other planned capital expenditures.

In case of liquidity deficiency, the Company may access the revolving credit facility in the amount of US$1 billion as described in item (i) and also believes that it may resort to additional financing structures, such as: issuing corporate bonds, issuing debentures, import and export financing, credit lines provided by development agencies in Brazil and by national and international banks, subject to market conditions, such as cost and credit, in force at the time of contracting.

(f)                       Levels of indebtedness and characteristics of these debts

At the end of 2024, the Company’s total consolidated gross financial indebtedness, which takes into account short- and long-term debt, was R$15,425.4 million (compared to R$13,973.5 million in 2023), of which 95.4% was long-term debt (95.6% in 2023). Dollar-denominated debt represented 98.1% of total debt and its weighted average cost decreased from 6.3% p.a. in 2023 to 6.2% p.a. in 2024. Debts denominated in Reais represented 0.9% of total debt and its weighted average cost reduced from 7.1% in 2023 to 5.3% in 2024. Debts denominated in Euro represented 0.9% of total debt and its weighted average cost was 4.2% p.a. in 2024. The weighted average cost of total debt in 2024 was 6.2%.

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Consolidated indebtedness maturity profile (long-term)
Year	Amount in R$ (million)	Vertical Analysis (%)
2026	306,1	2.1%
2027	5,829.0	39.6%
2028	3,325,2	22.6%
After 2028	5,260,7	35.7%
Total	14,721.0	100.0%

i.	Material loan and financing agreements

Guaranteed Notes 2017

In February 2017, Embraer Netherlands Finance B.V. issued US$ 750 million in guaranteed notes at a nominal interest rate of 5.40% p. a., maturing on February 1, 2027. After partial repurchases made by the Company between 2022 and 2023, on December 31, 2024 the outstanding balance was US$ US$522,0 (R$ 3.233,00) milhões

U.S. Exim Bank Working Capital

In August 2020, Embraer Aircraft Holding, Inc. and Embraer, as guarantor, entered into a working capital guarantee agreement in the form of revolving credit, with the Export-Import Bank of the United States (“U.S. Exim Bank”) in total of US$97.2 million, indexed to one-month LIBOR + 1.4% p.a. and maturity of one year from the date of first disbursement and with a renewal option to extend for a period of up to 180 days. After the total repurchase of the outstanding balance, carried out by the Company between 2021 and 2023, the Company changed the variable interest rate of one-month SOFR + 1.41% p.a. in 2023 and renewed the agreement for another three years. As of December 31, 2024, no disbursements had been made for this credit line and there was no outstanding balance.

Guaranteed Notes 2020

In September 2020, Embraer Netherlands Finance B.V., an Embraer Group company, issued US$ 750.0 million with a nominal interest rate of 6.95% p.a. maturing on January 17, 2028. The company repurchased part of its outstanding bonds between 2022 and 2023, through a public offering to repurchase the outstanding notes through the issuance of a public offering to repurchase the outstanding notes. As of December 31, 2024, the outstanding balance of US$ 479.2 million(R$ 2.968,00)

UK Export Finance Working Capital

In October 2022, Embraer Netherlands Finance B.V., a company of Embraer S.A., entered into a new working capital financing agreement for exports in the total amount of US$ 100 million with with the Export Credits Guarantee Department of the Government of the United Kingdom (ECGD) (“UK Export Finance”). The first tranche of the financing was disbursed in the same month in the amount of US$ 61.4 million with an interest rate SOFR+0.75% p.a. and maturity in June 2029. In April 2023, the second tranche of financing for US$ 16.8 million was released under the same contractual conditions as the previous tranche. In March 2024, the third and final tranche of financing was released in the amount of US$21.7 million with the same contractual conditions as the previous tranches. As of December 31, 2024, the outstanding balance was US$72.9 million (R$ 451,0).

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BNDES-Exim

On December 15, 2022, Embraer entered into a new agreement with the Brazilian Social and Economic Development Bank (“BNDES”) for a total of R$ 2.2 billion (US$ 400.0 million) under the BNDES-Exim program, maturing in December 2027. In November 2024, the agreement was partially settled for US$28.1 million. As of December 31, 2024, the outstanding balance was US$371.9 million.

Citibank

In January 2023, Embraer Netherlands Finance BV, an Embraer company, entered into a new financing agreement with Citibank in the total amount of US$ 200.0 million to finance supply operations in the United States. Disbursements under this line of credit will be made upon proof of input purchases. This line of credit is guaranteed by Export-Impor Bank, the official export credit agency of the United States. As of January 2023, the amount of US$24.6 million had been disbursed. As of December 31, 2024, the outstanding balance was US$ 12,3 (R$ 76,0) milhões.

Guaranteed Notes 2023

In July 2023, Embrear Netherlands Finance BV, an Embraer group company, issued US$ 750 million in guaranteed notes with a nominal interest rate of 7.00% per year, maturing on July 28, 2030. This operation is fully and unconditionally guaranteed by the Company. On December 31, 2024, the outstanding balance was US$750 (R$ 4.644,0)

BNDES

In February 2024, we entered into a financing agreement under the Innovation line with BNDES for a total amount of R$500.0 million. As of December 31, 2024, we had disbursed US$8,2 (R$ 51,0), which is the outstanding balance.

ii. Other long-term relationships with financial institutions

The company has long-term relationships with financial institutions under derivative financial instruments, financial guarantees, forfaiting, leasing, payment and receipt agreements to guarantee the company's operational activity, employee payroll, among others.

iii.           Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees totaling R$4,366.1 million (R$3,872.0 million on December 31, 2023) were offered as collateral for part of the company's financing. For the financing of subsidiaries, securities were provided in the form of a suretyship or accommodation by the Company, which totaled R$12,022.2 million on December 31, 2024 (R$9,677.0 million on December 31, 2023). The Company’s consolidated gross indebtedness on December 31, 2024, totaled R$15,425.4 million, compared to R$13,973.5 million in 2023.

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iv.       Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the company and its subsidiaries under material long-term financing agreements of the company and its subsidiaries, as of December 31, 2024.

In the notes issued by the company and its subsidiaries in 2017, 2020 and 2023 described in item 2.1 (f) “i” above, limitations were imposed regarding:

(A)            Pledges/collaterals

The assets of the company or guarantor (Embraer) cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;
(ii)	in the ordinary course of business, regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;
(iii)	related to debts of the guarantor with BNDES, FINEP and other international agencies;
(iv)	held by acquired companies;
(v)	they already exist, or result from legal imposition or judicial decision;
(vi)	due to developments related to governmental authorities;
(vii)	already existing in assets to be acquired;
(viii)	related to funds for payment of principal, interest and additional amounts;
(ix)	arising from Capitalized Lease Obligations; or
(x)	in an amount below 10% of the company's equity capital.

(B)                  Corporate transactions

The company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;
(ii)	no default occurs;
(iii)	opinion certificates are delivered confirming the transaction meets all conditions precedent imposed;

(iv)     the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In agreements entered into with BNDES, the company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

Financing contracts classified as non-current are subject to restrictive covenants, in line with usual market practices, and also include restrictions on the creation of new liens on assets, significant changes in the company's shareholding control, significant sales of assets and payment of dividends in excess of the minimum required by law in the event of default on financing and transactions with subsidiaries.

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The financing agreement signed between the company and BNDES in December 2022 has a financial covenant. On December 31, 2024, the company was in compliance with the restrictive clause.

(g)                      Limits of contracted financing and percentages already used

As of December 31, 2023, the following credit facilities were procured but not disbursed.

The Company has a US$1.0 billion revolving credit facility maturing in August/2029. This revolving credit facility, negotiated with 17 international financial institutions, will, when used, bear SOFR + variable interest rates of 0.95% per year to 1.70% per year, depending on the Company's corporate rating. As of December 31, 2024, neither Embraer Aircraft Holding, Inc. nor Embraer Netherlands Finance B.V. have incurred any borrowings under the Revolving Credit Facility.

In December 2023, Embraer Aircraft Holding Inc. and the Company, as guarantor, decided to renew the working capital guarantee contract in the form of revolving credit with the Export-Import Bank of the United States (“U.S. Exim Bank”) for another three years. The applicable interest rate is one month SOFR + 1.41% p.a. As of December 31, 2024, no disbursements have been made under this line of credit.

EVE Soluções Mobilidade Aérea Urbana Ltd. contracted two lines of credit with BNDES in 2024. The first in the amount of R$200.0 million, maturing in December 2040 and yielding approximately 7.53% per year. The second was contracted in the amount of US$100.0 million, maturing in October 2040 and, when used, will yield 2.20% per year. on TR (Reference Rate) or 1.10% p.a. at 1.65% p.a. + BNDES Fixed Rate. As of December 31, 2024, no disbursements have been made under these credit facilities.

(h) Significant changes in each item of the consolidated balance sheets

Statements of Income

(in R$ million, except %)	Fiscal year ended on Dec. 31, 2024	VA (%)[1]	Fiscal year ended on Dec. 31, 2023	VA (%)[1]	HA 2024 x 2023 (%)[3]
Net Revenue	35,424.2	100.0%	26,110.5	100.0%	35.7%
Cost of products sold and services rendered	(29,041.9)	(82.0)%	(21,607.1)	(82.8)%	34.4%
Gross Profit	6,382.2	18.0%	4,503.4	17.2%	41.7%
Operating Income (Expense)
Administrative expenses	(1,074.8)	(3.0)%	(1.022,5)	(3.9)%	5.1%
Selling expenses	(1,671.4)	(4.7)%	(1.569,5)	(6.0)%	6.5%
Expected credit loss (reversal)	(121.6)	(0.3)%	49,0	0.2%	(348.2)%
Research expenses	(298.1)	(0.8)%	(452,8)	(1.7)%	(34.2)%
Other income (expenses), net	579.5	1.6%	(35,0)	(0.1)%	n.m.
25

Equity in associates gains and losses	(23.6)	(0.1)%	50,0	0.2%	(147.3)%

Operating Profit	3,772.1	10.6%	1.522,6	5.8%	147.7%
Financial income	1,648.9	4.7%	835,7	3.2%	97.3%
Financial expenses	(2,280.2)	(6.4)%	(1,797.5)	(6.9)%	26.9%
Monetary and exchange variations, net	(31.9)	(0.1)%	(2,0)	(0.0)%	n.m.
Profit before tax	3,108.9	8.8%	558.9	2.1%	456.3%
Income tax and social contribution	(1,185.1)	(3.3)%	225.5	0.9%	(625.5)%
Net profit (loss) for the fiscal year	1,923.8	5.4%	784.4	3.0%	145.3%
Profit assigned to:
Embraer Shareholders	1,918.8	5.4%	783.6	3.0%	144.9%
Non-controlling Shareholders	5.0	0.0%	0.8	0.0%	525.8%

1VA: Vertical Analysis. 2HA: Horizontal Analysis. 3n.m: not measurable

FISCAL YEAR ENDED DECEMBER 31, 2024 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

Net Revenue

In the fiscal year ended December 31, 2024, Embraer delivered 206 aircraft, of which 73 were commercial aircraft, 130 were executive aircraft (75 light jets and 55 medium jets) and 3 were multi-mission KC-390 Millennium aircraft in Defense & Security, 13.8% above the 181 aircraft delivered in the previous year, which generated net revenue of R$35,424.2 million, 35.7% higher than the R$26,110.5 million generated in 2023. All business units had significant growth in revenue and deliveries, with a highlight on the highest volume in revenue recognition in the Defense & Security segment (55% increase), which is recorded using the POC (Percentage of Completion) methodology.

In the fiscal year ended December 31, 2024, net revenue for the Commercial Aviation business reached R$12,383.5 million, 35.6% higher than the R$9,135.4 million in 2023. The Executive Aviation business had revenue of R$9,828.1 million, and grew by 41.7% when compared to the R$6,937.2 million recorded in 2023.

The growth of both business units is due to the higher volume of deliveries, increase in the delivery of products with higher added value (product mix) and higher average prices than in the previous year. Net revenue for the Defense & Security business was R$3,989.7 million, 55.4% higher than the R$2,567.3 million in 2023, and this variation was due to the greater recognition of revenue from the Super Tucano and KC-390. The Services & Support business generated R$8,854.2 million in revenue, up 25.2% from R$7,073.0 million in 2023. Revenue from other businesses was R$368.8 million in the fiscal year ended December 31,2024, a decrease of 7.3% compared to the R$397.7 million in 2023.

26

Net revenue by segment (in R$ million, except %)	Fiscal year ended on Dec. 31, 2024	VA1 (%)	Fiscal year ended on Dec. 31, 2023	VA1 (%)	HA2 (%)
Commercial Aviation	12,383.5	35.0	9,135.4	35.0	35.6%
Executive Aviation	9,828.1	27.7	6,937.2	26.6	41.7%
Defense & Security	3,989.7	11.3	2,567.3	9.8	55.4%
Services & Support	8,854.2	25.0	7,073.0	27.1	25.2%
Other	368.8	1.0	397.7	1.5	(7.3)%
Total	35,424.20	100.00	26,110.5	100.0	(35.7)%

1VA: Vertical Analysis. 2HA: Horizontal Analysis

Cost of products sold and services rendered

In the fiscal year ended December 31, 2024, the cost of products sold and services rendered was R$29,041.9 million, representing an increase of 34.4% compared to R$21,607.1 million in 2023, due to the higher volume of deliveries and product mix with higher added value when compared to the previous year.

Gross Profit and Gross Margin

Due to the higher volume of deliveries and a more profitable product mix, the Company’s gross profit reached R$6,382.2 million in the fiscal year ended December 31, 2024, and was 41.7% higher than the R$4,503.4 million recorded in 2023. The gross margin for the period was 18.0%, up from 17.2% in the previous period.

Administrative and Selling Expenses

In the fiscal year ended December 31, 2024, commercial expenses increased by 6.5% compared to the previous year and reached R$1,671.4 million, compared to R$1,569.5 million in 2023. Administrative expenses grew by 5.1% and totaled R$1,074.8 million in the fiscal year ended December 31, 2024, compared to R$1,022.5 million in the previous year. Despite the nominal increase in these expenses, growth was lower than revenue, representing respectively 4.7% and 3.0% of revenue in 2024 and 6.0% and 3.9% of revenue in fiscal year 2023.

Expected credit loss (reversal)

Expected credit losses (or reversals) increased, resulting in an expense of R$121.6 million in 2024, compared to a reversal of R$49.0 million recorded in fiscal year 2023. This increase was mainly attributed to provisions made for expected credit losses related to one of our customers in the Services and Support segment.

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Research Expenses

Research expenses in the fiscal year ended December 31, 2024, decreased by 34.1% when compared to 2023, totaling R$298.1 million, against R$452.8 million recorded in the previous fiscal year. This variation is mainly explained by the lower volume of Embraer projects and activities of Eve (Embraer subsidiary in pre-operational stage), since the costs related to its development began to be capitalized as intangible assets as the program reached sufficient maturity as of the 3rd quarter of 2023.

Other expenses, net

The other net operating income (expenses) account totaled R$579.5 million in revenue for the in the fiscal year ended December 31, 2024, an increase of R$614.5 million compared to the previous fiscal year. This variation is explained by the arbitration agreement with Boeing and tax credits in 2024.

Equity in associates gains and losses

As of December 31, 2024, the equity in associates gains and losses account showed a negative balance of R$23.6 million, representing an increase in relation to the fiscal year ended December 31, 2023, when the balance was R$50.0 million. This result reflects the performance of the companies in which the Company holds interests.

Operating Profit

In the fiscal year ended December 31, 2024, profit and operating margin (EBIT) were R$3,772.1 million and 10.6%, respectively, compared to profit and operating margin (EBIT) of R$1,522.6 million and 5.8%, respectively in 2023. The variation in operating results for the year is explained by the reasons mentioned above.

Financial income (expenses), net

In the fiscal year ended December 31, 2024, Embraer recorded net financial expenses of R$631.3 million, down from R$961.8 million recorded in 2023. This decrease was mainly due to mark-to-market transactions of Eve's warrants.

Net monetary and exchange rate variations were R$31.9 million in the fiscal year ended December 31, 2024, compared to R$2.0 million in 2023.

Net income for the year

Embraer's net income in the fiscal year ended December 31, 2024 was R$1,923.8 million, compared to net income of R$784.4 million in 2023. This variation of 145.3% was due to the Company’s improved operational efficiency, which was partially offset by higher income tax payments.

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STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts:

(in R$ million, except %)	Fiscal year ended on Dec. 31, 2024	Fiscal year ended on Dec. 31, 2023	HA 2024 x 2023 (%)
Operating Activities
Profit for the year	1,923.8	784.4	145.3%
Items not affecting cash
Depreciation and amortization expenses	1,331.7	1,202.1	10.8%
Recognition of contribution from suppliers	(168.0)	(147.6)	13.8%
Loss (reversal) due to reduction in the recoverable value of inventories	36.5	(24.5)	(249.0)%
Fair value adjustment - financial assets	101.2	(3.2)	n.m.
Expected credit loss (reversal)	121.6	(49.0)	(348.1)%
Loss (gain) on disposal of fixed assets	35.3	(142.5)	(124.7)%
Income tax and social contribution	1,185.1	(225.5)	(625.6)%
Interest on loans	938.2	946.9	(0.9)%
Interest on securities	(98.5)	(35.2)	179.8%
Equity in associates gains and losses	23.6	(50.0)	(147.3)%
Monetary and foreign exchange variation	47.5	35.4	34.2%
Miscellaneous provisions	314.3	(34.9)	n.m.
Other	27.0	53.8	-49.9%
(Increase) Decrease in Operating Assets
Financial investments	(649.3)	16.1	n.m.
Derivative financial instruments	(142.7)	101.6	n.m.
Accounts receivable	(913.1)	(22.4)	n.m.
Customer financing	134.4	32.9	308.5%
Contract assets	(535.0)	(39.9)	n.m.
Inventories	(1,357.8)	(1,572.5)	(13.7)%
Other assets	245.7	(560.2)	(56.1)%
Increase (Decrease) in Operating Liabilities
Suppliers and Vendors - Financing Agreements	985.6	253.2	289.3%
Accounts payable	92.7	352.4	(73.7)%
Paid income tax and social contribution	(569.3)	(598.2)	(4.8)%
Paid interest	(931.5)	(859.2)	8.4%
Contract liabilities	4,139.6	2,911.4	42.2%
Taxes payable	(314.9)	487.8	(164.6)%
Unearned income	20.5	13.8	48.3%
Net cash generated (used) in operating activities	5,532.4	2,827.1	95.7%
Investment activities
Acquisitions of property, plant and equipment	(1,068.6)	(1,187.6)	(10.0)%
Property, plant and equipment write-off	68.9	95.7	(28.0)%
Additions to intangible assets	(1,445.2)	(955.0)	51.3%
Additions to investments in subsidiaries and affiliates	(95.4)	(124.3)	(23.2)%
Acquisition of Financial Investments	(1,450.9)	(594.2)	144.2%
Disposal of Financial investment	476.8	579.9	(17.8)%
29

Receipt of Loans granted	297.5	(296.5)	(200.3)%
Disposal of Investment	-	201.9	(100%)
Dividends received	2.9	30.2	(90.4)%
Net cash generated (used) in investment activities	(3,214.1)	(2,250.0)	42.9%
Financing activities
Proceeds from borrowings	4,216.5	9,926.1	(57.5)%
Repayment of borrowings	(6,375.6)	(11,561.3)	(44.9)%
Capital increase	-	46.9	(100.0)%
Dividends and interest on shareholders' equity	-	(66.6)	(100.0)%
Receipt in the offering of subsidiary shares	363.6	-	n.m.
Costs in the offering of subsidiary shares	(13.1)	-
Lease payments	(102.7)	(68.2)	50.5%
Cash generated (used) in financing activities	(1,911.4)	(1,723.1)	10.9%
Increase (decrease) in cash and cash equivalents	407.0	(1,146.0)	(135.5)%
Effects of exchange rate changes on cash and cash equivalents	1,398.2	(453.8)	(408.1)%
Cash and cash equivalents at the beginning of the year	7,873.5	9,473.3	(16.9)%
Cash and cash equivalents at the end of the fiscal year	9,678.7	7,873.5	22.9%

Net cash generated in operating activities

In the fiscal year ended December 31, 2024, operating cash generation was positive at R$5,532.4 million, compared to the also positive generation of R$2,827.1 million in 2023. The main sweeps are due to net income, contract liabilities (advances on customer payments) as a result of increased sales and higher commercial accounts payable. These factors were partially offset by the increase in accounts receivable and contract assets and the reduction in taxes and payroll charges payable.

Net cash used in investing activities

In the fiscal year ended December 31, 2024, cash used in investing activities was R$3,214.1 million, compared to cash used in investing activities of R$2,250.0 million in 2023. The main variations between the years were due to an increase in investments in intangible assets and long-term financial investments, such as credit-linked notes.

Net cash used in financing activities

The volume of cash used in financing activities in the fiscal year ended December 31, 2024 was R$1,911.4 million, compared to cash generated from financing activities of R$1,723.1 million in 2023, mainly influenced by the reduction in loan revenues in 2024, a factor that was partially offset by (i) lower amounts spent on the repayment of some loans and (ii) revenue from a private offering of EVE shares in 2024.

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2.2 - Operating and Financial Results

(a)                   Results of the issuer's operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company's revenue are (1) the volume of deliveries of commercial and executive aircraft; (2) the mix of deliveries between the E1 and E2 models for Commercial Aviation and between light and medium jets for Executive Aviation; (3) revenues from services regarding maintenance services of aircrafts, supply of parts and material, training, modifications, flight operation, technical and field support etc; (4) revenues from the Defense & Security segment; (5) exchange rate variation, with the US dollar as the company's functional currency; and (6) the entry into service of new products.

NET REVENUE BY SEGMENT	Fiscal year ended on 12/31/2024%		Fiscal year ended on 12/31/2023	AV1%	AH 2024 x 2023 (%)[3]
Commercial Aviation	12,383.5	35.0	9,135.4	35.0	35.6%
Executive Aviation	9,828.1	27.7	6,937,2	26.6	41.7%
Defense & Security	3,989.7	11.3	2,567,3	9.8	55.4%
Services & Support	8,854.2	25.0	7,073.0	27.1	25.2%
Others	368.8	1.0	397.7	1.5	(7.3)%
Total	35,424.2	100.0	26.110,5	100.0	35.7%

The share of each business in the Company's total revenue, as well as its geographical distribution, was:

For Commercial Aviation, the variation in the share of net revenue remained stable, representing 35% of the Company's revenue in both periods of the years presented. In addition, the Executive Aviation segment represented 28% in 2024, a slight improvement when compared to 27% in 2023. In the Defense & Security segment, the percentage representation of revenue increased, going from 10% in 2023 to 11% in 2024, resulting from the deliveries of the KC-390 and Super Tucano. Meanwhile, the Services & Support unit showed a small drop of 2% in relation to its representation in the Company's total revenue due to the effect of the mix of product deliveries among the Company's business units.

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The North American market continued to account for the largest share of Embraer's revenues in the fiscal year ended December 31, 2024, with a 59.5% share. This result is a consequence of the success of the various sales campaigns carried out in the United States and Canada.

Regarding the European continent, the increase in share stemming from the success of the KC-390 in the region, and the increase in revenue percentages in Latin America, which represented 4% in 2024, compared to 2% in 2023 due to sales of the Super Tucano to the region, also stands out. The other regions (Brazil, Asia Pacific and others) represented a 14% share of Embraer's total revenue.

In the fiscal year ended December 31, 2024, adjusted EBIT was R$3,990.0 million and had a margin of 11.3%, excluding extraordinary items related to Eve (Embraer's subsidiary in the pre-operational stage) that represented a total negative impact of R$217.9 million.

Research expenses in the fiscal year ended December 31, 2024 decreased by 34.1% when compared to 2023, totaling R$298.1 million. This variation is mainly explained by the lower volume of Embraer projects and activities of Eve (Embraer's subsidiary in the pre-operational stage), since the costs related to its development began to be capitalized as intangible assets as the program reached sufficient maturity as of the 3rd quarter of 2023.

Commercial expenses increased by 6.5% compared to the previous fiscal year and totaled R$1,671.4 million in the fiscal year ended December 31, 2024. Administrative expenses grew by 5.1% and totaled R$1,074.8 million in the same fiscal year. Despite the nominal increase in these expenses, growth was lower than revenue, representing 4.7% and 3.0% of revenue in 2024 and 6.0% and 3.9% in 2023, respectively.

The other net operating income (expenses) account totaled expenses of R$579.3 million in the year, an increase of R$614.5 million compared to the previous year. This variation is explained by the arbitration agreement with Boeing and tax credits in 2024.

(b)                       Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In terms of financial and operational performance in the fiscal year ended December 31, 2024, Embraer delivered 206 aircraft, an increase of 14% compared to the 181 units delivered in 2023. This performance resulted in net revenue of R$35.424 billion, a significant growth of 35.7% compared to the previous year. All business units reported positive results, with emphasis on the Defense & Security and Executive Aviation segments, which recorded revenue increases of 55.4% and 41.7%, respectively.

32

In the Commercial Aviation segment, net revenue reached R$12,383.5 billion in 2024, an increase of 35.6% compared to 2023, driven by the delivery of 73 aircraft, compared to 64 in the previous year. Executive Aviation reached R$9,828.1 billion in revenue, with the delivery of 130 jets (75 light and 55 medium), representing a 13% growth compared to the 115 jets delivered in 2023.

The Defense & Security business generated R$3. .989,7 billion in revenue, 55.4% above 2023, with the delivery of three KC-390 Millennium aircraft, one more than in the previous year. In the Services & Support sector, revenues reached R$8,854.2 billion, 25.2% higher than 2023, reflecting an increase in activity in all of the company's business units.

On the other hand, revenues from Other Businesses totaled R$368.8 million, a reduction of 7.3% compared to the previous year.

Overall revenue growth in 2024 can be attributed to higher delivery volumes, higher added value in products (better mix) and higher average prices. In addition, in the Defense & Security segment, revenue growth was driven by the recognition of contracts involving the Super Tucano and the KC-390.

(c)                       Material impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer

Considering the functional currency determined by the company is the U.S. dollar, the foreign exchange gain (loss) disclosed the financial statements of the company basically refers to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Embraer is one of the main tools to hedge against exchange rate variations.

Bearing in mind that the company has almost all of its revenues issued or collected in US dollars, as described in item 2.1(i) of this Reference Form, and maintains cash mostly in this same currency, the variation in the exchange rate directly influences the financial result, but does not pose a risk to the company's financial planning, given that the functional currency is the US dollar.

Interest rates volatility affect Embraer's financial results. An increase or decrease in the local interest rate also influences the company's financial result, since the company has more local investments than debt linked to the interest rate, an increase in the interest rate represents an increase in financial income. In the fiscal year ended December 31, 2024, the amount of investments in reais was R$542.9 million and in 2023 the amount was R$630.1 million.

Investments abroad, in dollars and other currencies, have a pre-fixed rate, but when we renew the investment Embraer is subject to market conditions, so an increase in the interest rate indicates an increase in the return on investments abroad, and considering that interest rates increased in 2023, the financial result was positively impacted.

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2.3 - Significant changes in accounting standards – Qualifications and emphasis in the auditor’s report

(a)                       Significant changes in accounting standards that have resulted in material effects on the information provided in fields 2.1 and 2.2.

The Company has applied accounting policies consistently to all fiscal years presented in the financial statements, unless otherwise indicated.

The amendments to CPC03(R2)/ IAS7 and CPC40(R1)/ IFRS 7, which came into effect on January 1, 2024, clarify the characteristics of supplier financing arrangements and require additional disclosure of such arrangements.

The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity's liabilities, cash flows and liquidity risk exposure. These amendments resulted in additional disclosures about supplier financing arrangements entered into by the Company, as described in Note Erro! Fonte de referência não encontrada. and Note Erro! Fonte de referência não encontrada. of the Financial Statements related to the fiscal year ended in December 31, 2024.

New accounting standards and interpretations have been published or are in the process of being amended and will come into effect in the coming years, however, they were not mentioned, since, in the company's assessment, no material impact is expected from their application.

(b)                       Modified opinions and emphases present in the auditor’s report

The independent auditors’ reports on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain any qualification, modified opinions or emphasis of matter paragraphs.

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2.4 - Material events, occurred and expected, on the financial statements

(a)                       Introduction or sale of operating segment

The company did not change, create or dispose of an operating segment during the fiscal year ended on December 31, 2024.

(b)                       Incorporation, acquisition or sale of equity interest

The company carried out the following corporate transactions. For more information, see item 1.12 of this Annual Brazilian Report (Formulário de Referência):

Coqueiro Par Participações Ltda.

In May 2024, Embraer Defesa e Segurança Participações S.A. acquired all of the equity interests of Coqueiro Par Participações Ltda. (“Coqueiro”), an entity that holds a 23.4% stake in Tempest Serviços de Informática S.A. (“Tempest”). As a result of this acquisition, the Company now holds a 100% stake in EZS Informática S.A., Tempest and Tempest Security Intelligence Limited.

Eve Holding, Inc.

The reduction in the stake from 89.4% on December 31, 2023 to 83.7% on December 31, 2024, was mainly driven by the issuance of 27,218,588 new shares by Eve Holding through a capital injection of US$95.6 million and the extinction of 8,296,470 warrants. Embraer Aircraft Holding contributed US$30 million, equivalent to R$163,443 thousand, and received 7,500,000 shares. The other shareholders contributed US$65.6 million, equivalent to R$363,608 thousand, and received 19,718,588 shares. The Company's stake in Eve Soluções de Mobilidade Aérea Urbana Ltda. and Eve UAM, LLC., subsidiaries of Eve Holding, decreased by the same proportion. Of the total R$269,734 adjusted in non-controlling interest, R$258,797 thousand arises from this reduction and the respective transaction costs.

(c)                       Unusual Events or Transactions

During the fiscal year ended December 31, 2024, the Company did not experience any unusual events or transactions.

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2.5. If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer shall:

(a)                      Inform the value of non-accounting measurements

	Fiscal year ended December 31,
	2024	2023

In millions of Reais, except %	in millions of Reais, except %
EBIT¹	3,772.1	1,522.6
Adjusted EBIT²	3,990.0	1,704.4
EBIT margin %[3]	10.6%	5.8%
Adjusted EBIT margin %[4]	11.3%	6.5%
EBITDA[5]	4,935.7	2,577.0
Adjusted EBITDA[6]	5,153.6	2,758.8
EBITDA margin %[7]	13.9%	9.9%
Adjusted EBITDA margin[8]	14.5%	10.6%
Adjusted net income[9]	2,814.9	202.1
Net Cash / Net Debt[10]	371.5	(2,737.1)
Net Cash / Net Debt without EVE[11]	(684.6)	(3,887.7)
ROA[12]	2.6%	1.5%
ROE[13]	9.2%	5.3%
1.	EBIT: corresponds to the operating profit/loss, calculated in accordance with Resolution CVM 156.
2.	Adjusted EBIT: corresponds to the operating profit/loss, excluding non-recurring items.
3.	EBIT margin: corresponds to the operating profit/loss, calculated according to Resolution CVM 156, divided by the net revenue recorded in the period.
4.	Adjusted EBIT margin: corresponds to the operating profit/loss, excluding non-recurring items, divided by the net revenue recorded in the period.
5.	EBITDA: corresponds to operating profit/loss, plus depreciation and amortization.
6.	EBITAdjusted EBITDA: corresponds to the operating result plus depreciation and amortization excluding non-recurring items.
7.	EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, divided by the net revenue recorded in the period.
8.	Adjusted EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, excluding non-recurring items, divided by the net revenue recorded in the period.
9.	Adjusted net income is not an accounting parameter and excludes deferred income tax and social contribution in the period. Under IFRS, income tax and social contribution include a portion of deferred taxes that result mainly from unrealized gains arising from the impacts of exchange rate variation on non-monetary assets (especially Inventories, Property, Plant and Equipment and Intangible Assets). It is important to note that taxes resulting from gains or losses on non-monetary assets are considered deferred taxes and accounted for in the company's consolidated Cash Flow under the account Deferred income tax and social contribution. Adjusted net income also excludes the post-tax impact of the provision related to non-recurring items.
10.	Net cash = Cash and cash equivalents + Short- and long-term financial investments – Short- and long-term financing.
11.	Net cash (debt) Eve = Cash and Cash Equivalents, (+) short and long-term financial investments - Short and long-term financing.
12.	ROA: return on assets.
13.	ROE: return on equity.

(b)              Reconciliations between the amounts disclosed and the amounts in the audited financial statements

EBIT, EBIT Margin, Adjusted EBIT and Adjusted EBIT Margin

EBIT and ADJUSTED EBIT	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
EBIT	3,772.1	1,522.6
Adjusted EBIT	3,990.0	1,704.4
EBIT Margin %	10.6%	5.8%
Adjusted EBIT Margin %	11.3%	6.5%
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EBIT is calculated using operating income before consolidated financial income (expenses), calculated in accordance with Resolution No. 156, of June 23, 2022 (“CVM Resolution 156”). Adjusted EBIT is calculated using EBIT, excluding non-recurring items *, reported annual results include several non-special items that impacted operating income in the fiscal years ended December 31, 2024 and 2023, as shown in the table below:

*Non-recurring items are positive and/or negative effects not foreseen in the projections of the company's income statements. They are so named because they represent values that are not directly related to the profits or losses resulting from the company's operations and thus they tend not to be repeated in the future.

EBIT RECONCILIATION	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
Profit (Loss) attributed to Embraer shareholders and non-controlling shareholders	1,923.8	784.4
Income tax and social contribution	1,185.1	(225.5)
Financial income (expenses), net	631.3	961.8
Monetary and exchange rate variations, net	31.9	2.0
EBIT	3,772.1	1,522.6
EBIT margin	10.6%	5.8%

ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
EBIT	3,772.1	1,522.6
Mark-to-market Republic shares (Commercial Aviation business)	-	(22.6)
Assets held for sale	-	(179.0)
Income related to Eve's business	217.9	383.4
Adjusted EBIT	3,990.0	1,704.4
Adjusted EBIT Margin	11.3%	6.5%

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA and ADJUSTED EBITDA	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
EBITDA	4,935.7	2,577.0
Adjusted EBITDA	5,153.6	2,758.8
EBITDA margin %	13.9%	9.9%
Adjusted EBITDA Margin %	14.5%	10.6%

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EBITDA is calculated based on EBIT, excluding the effect of depreciation and amortization, and adjusted EBITDA is calculated based on EBITDA, including several special items as per the table described above. Adjusted net income excludes the aforementioned special items and also the impact of the provision for deferred income tax in the period.

EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA and Adjusted Net Income are not performance measurement indicators in accordance with practices adopted in Brazil or IFRS, nor should they be considered separately as an alternative to net income, an alternative measure of operating performance to operating cash flows or as a measure of liquidity.

EBITDA RECONCILIATION	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
Profit (Loss) attributed to Embraer shareholders and non-controlling shareholders	1,923.8	784.4
Income tax and social contribution	1,185.1	(225.5)
Financial income (expenses), net	631.3	961.8
Monetary and exchange variations, net	31.9	2.0
Depreciation and amortization*	1,163.6	1,054.4
EBITDA	4,935.7	2,577.0
EBITDA Margin	13.9%	9.9%

*Includes recognition of contribution from suppliers

ADJUSTED EBITDA RECONCILIATION	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
EBITDA	4.935,7	2.577,0
Mark-to-market Republic shares (Commercial Aviation business)	-	(22.6)
Assets held for sale	-	(179.0)
Results related to Eve	217.9	383.4
Adjusted EBITDA	5,153.	2,758.8
Adjusted EBITDA Margin	14.5%	10.6%

EBIT and ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,
Income Statement	2024	2023

	in millions of Reais, except %
Operating income before financial income (EBIT)	3,772.1	1,522.6
Mark-to-market Republic shares (Commercial Aviation business)	-	(22.6)
Assets held for sale	-	(179.0)
Expenses related to Eve's business	217.9	383.4
Adjusted EBIT	3,990.0	1,704.4
% Margin with adjusted EBIT	11.3%	6.5%

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Adjusted net income, net cash, ROA and ROE

ADJUSTED NET INCOME, NET CASH, ROA AND ROE	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
Adjusted Net Income	2,819.9	202.9
Net Cash - Net Debt	371.5	(2,737.2)
Net Cash - Net Debt without Eve	(684.6)	(3,887.7)
ROA	2.6%	1.5%
ROE	9.2%	5.3%

Net Cash or Net Debt are calculated from the sum of Cash and Cash Equivalents and Short- and Long-Term Financial Investments minus Short- and Long-Term Financing. Return on assets (ROA) is calculated from Net Income and Total Assets and return on equity (ROE) from Net Income and Shareholders’ Equity.

ADJUSTED NET INCOME RECONCILIATION	Fiscal year ended December 31,
	2024	2023

	in millions of Reais, except %
Net Income	1,923.8	784.45
(Attributed to Shareholders of the Controlling Company)	1.918,9	783,6
Attributed to Non-Controlling Shareholders	5,0	0,8
Deferred taxes	678.1	(763.3)
Special items with effect on Adjusted Net Income	217.9	181.8
Mark-to-market Republic shares (Commercial Aviation Business)	-	(22.6)
Assets held for sale	-	(179.0)
Expenses related to Eve's business	217.9	383.4
Adjusted Net Income	2,819.9	202.9

	Fiscal year ended December 31,
NET CASH RECONCILIATION, ROE AND ROA	2024	2023

	in millions of Reais
Cash and cash equivalents	9,678.7	7,887.3
Financial investments	6,118.2	3,349.1
Total cash	15,796.9	11,236.3
Short-term financing	704.4	615.1
Long term financing	14,721.0	13.358.4
Total Financing	15,425.4	13,973.5
Total Financing Eve	822.5	125.6
Total Financing without Eve	14,602.9	13,847.9
Net Cash / Net Debt*	371.5	(2,737.2)
Net debt Eve	1,056.1	1,150.5
Net cash - Net debt without Eve	(684.6)	(3,887.7)
ROA	2.6%	1.5%
ROE	9.2%	5.3%

* Net cash (debt) = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing

** Net cash (debt) Eve = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing

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(c)                      Explain the reason why the Company understands that such measurement is more appropriate for the correct understanding of your financial condition and the results of its operations

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance according to the Accounting Practices Adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not represent cash flows for the periods presented, should not be considered as substitutes for net income, as indicators of operating performance or as substitutes for cash flow as an indicator of the Company’s liquidity, nor as a basis for dividend distribution. They do not have a standard meaning and may not be comparable to measures of similar securities provided by other companies, although the information is reconciled in compliance with the provisions of CVM Resolution 156.

In the Company’s understanding, EBIT and EBITDA show the true income from activities genuinely linked to its corporate purpose, being used internally as measures to assess productivity and efficiency and proving to be useful to assess the company's economic and financial performance. Therefore, they are presented by Embraer as the most appropriate non-accounting measurements for a correct understanding of its financial condition and the results of its operations.

For the adjusted EBIT and adjusted EBITDA measurements, we excluded non-recurring items, making it easier to compare the annual estimates released by the company and Net Income; there is no line for 2024 other than EVE.

Adjusted net income, net cash, ROA and ROE

In the case of the Adjusted Net Income measure, by excluding the effects of deferred tax and non-recurring items, Embraer understands that it facilitates the understanding of the net income actually generated by the company.

Net Cash is used as an indicator of Embraer's liquidity and is widely used by the market.

Additionally, we believe that the use of the non-accounting measurements described above enable investors to follow changes in the indicators released by Embraer.

The information included in this item 2.5 was prepared on the basis of the Company's financial statements and should be read and analyzed in conjunction with the information contained in the Company's individual and consolidated financial statements and their respective explanatory notes, available on the CVM website (https://www.gov.br/cvm/ptbr), of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://b3.com.br/pt_br/) and on the Company's Investor Relations website (https://ri.embraer.com.br/) "Financial Information" and "Results Center".

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2.6 - Events subsequent to the latest financial statements

The issuance of the company's individual and consolidated financial statements for December 31, 2024 was approved by the Board of Directors on February 25, 2025. The subsequent events reported in the financial statements for the year 2024 were:

Corporate changes

In January 2025, Embraer incorporated the entity ELEB Equipamentos Ltda. In the same month, Airholding S.A. was incorporated by Embraer Portugal S.A.

Debt repurchase

In February 2025, the Company repurchased and settled an amount of US$ 411,062 thousand related to the following outstanding notes: a) US$ 253,179 thousand: partial redemption of notes remunerated at 5.40% per year and maturing in 2027 (including US$ 249,651 thousand of principal, US$ 487 thousand of interest expenses and US$ 3,041 thousand of premium expenses); and b) US$ 157,883 thousand: partial redemption of notes remunerated at 6.95% per year and maturing in 2028 (including US$ 150,000 thousand of principal, US$ 984 thousand of interest expenses and US$ 6,899 thousand of premium expenses).

Subsequently, the Company announced the full redemption of the outstanding notes remunerated at 5.40% per year. and maturity in 2027. The principal amount of these notes totals US$ 272,384 thousand. The notes will be redeemed in March 2025, under the terms and conditions, including price, provided for in the deed relating to the documentation of such notes.

Issuance of debt securities

In February 2025, Embraer Netherlands Finance B.V., a wholly-owned subsidiary of Embraer, raised funds through the issuance of guaranteed notes in the amount of US$ 650,000 thousand, maturing in 2035 and yielding 5.98% per year. This transaction is fully and unconditionally guaranteed by Embraer.

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2.7 - Income Allocation Policy

The Company’s income allocation policy has not changed in the last fiscal year, and follows the provisions described in its bylaws, as follows:

2024
a) Earnings retention rules

According to Law 6,404/76 and the Company's Bylaws, the net income for the year will be allocated as follows:

(i)    % shall be allocated, before any other allocation, to the establishment of the legal reserve, which shall not exceed 20% of the capital stock;

(ii)  an amount shall be allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years, pursuant to article 51, I, b of the Bylaws;

(iii) an amount shall be allocated to the Investment Reserve, which shall not exceed 80% of the capital stock, to which, by proposal of the Board of Directors, a portion of up to 75% of the adjusted net income for each fiscal year may be allocated, for the purpose of: (i) securing funds for investments in fixed assets, without prejudice to the retention of earnings pursuant to article 196 of Law No. 6,404/76; e (ii) increasing working capital; and also (iii) for carrying out redemption, reimbursement or acquisition of shares of the company's capital stock.

(iv) be used in transactions to redeem, reimburse or acquire shares in the company's capital.

The Company may not establish a legal reserve in the fiscal years in which the balance of such reserve, plus the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/76, exceeds 30% of the capital stock.

a.i. Amounts of retained earnings (in millions of Reais)

Earnings for the year: R R$1,918.9 million

•          Absorption of accumulated losses: R$1,593.1 million

•          Legal reserve: R$16.3 million

•          Investment subsidy reserve: R$103.8 million

•          Investment and working capital reserve: R$154.3 million

•          Dividends: R$51.4 million

a.ii Percentages in relation to total declared earnings	• Absorption of accumulated losses: 83.0% • Legal reserve: 0.8% • Investment subsidy reserve: 5.4% • Investment and working capital reserve: 8.0% • Dividends: 2.7%
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b) Dividend distribution rules

The Company's shareholders shall be entitled to receive in each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the fiscal year, which shall be reduced or increased by the following amounts: (a) the amount allocated to the establishment of the legal reserve; and (b) the amount allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years;

The payment of dividends determined above may be limited to the amount of net income realized during the fiscal year, provided that the difference is recorded as an unrealized revenue reserve.

The profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, shall be added to the first dividend declared after realization.

The dividend provided for shall not be mandatory in the fiscal year in which the Board of Directors informs the Annual General Shareholders' Meeting that such dividend is not consistent with the company's financial condition.

Profits that are not distributed pursuant to paragraph 1 of art. 51 of the Company’s Bylaws shall be recorded as a special reserve and, to the extent not offset by losses in subsequent fiscal years, shall be paid as a dividend as soon as the company's financial condition so permits.

The Board of Directors may pay or credit, in each fiscal year, contingent on subsequent confirmation by the Annual General Shareholders' Meeting that reviews the financial statements for the fiscal year, interest on equity, in accordance with the applicable income tax law. Interest on equity shall be attributed to the amount of dividends declared by the company.

c) Frequency of dividend distributions

Dividends are distributed on an annual basis upon approval by the Annual General Shareholder´s Meeting.

When its economic and financial situation allows, Embraer may advance the distribution of dividends quarterly through Interest on Equity (IOE).

The Board of Directors may decide to prepare a half-yearly balance sheet and declare interim dividends. It may also prepare a balance sheet and distribute dividends in shorter periods, provided that the total dividends paid in each half-year of the fiscal year do not exceed the amount of capital reserves.

The Board of Directors may declare dividends from accumulated profits or profit reserves existing in the last annual or half-yearly balance sheet.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions.	Except as provided in Law No. 6,404/76 and in our bylaws, we do not have restrictions on the distribution of dividends imposed by legislation or regulations, by contracts, judicial, administrative or arbitration decisions.
e) whether the issuer has a formally approved earnings allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.	Embraer has an Earnings Allocation Policy, which was approved by the Company’s Board of Directors on October 26, 2018, was filed with CVM under the category of the same name and is available on the website https://ri.embraer.com.br/ in the Governance, Policies section.
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2.8 Material off-balance sheet items

(a)      assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities

(ii) written-off portfolios of receivables for which the entity maintains risks and responsibilities, indicating the respective liabilities

(iii) contracts for the future purchase and sale of products or services

(iv) Contracts for unfinished construction

(v) Contracts for future receipts of financing

There are no assets and liabilities held by the Company that are not shown in its financial statements for the fiscal year ended December 31, 2024.

(b)                       Other off-balance sheet Items

There are no other material items not evidenced in the Company's financial statements for the fiscal year ended December 31, 2024.

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2.9 - Comments on off-balance sheet items

(a)      How these items change or may change revenue, expenses, operating income (expense), financial expenses or other items of the financial statements of the issuer

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2024.

(b)          Nature and purpose of the transaction

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2024.

(c)      Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

Not applicable, given that there are no off-balance sheet items in the Company's financial statements for the fiscal year ended December 31, 2024.

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2.10 - Business plan

(a)                       Investments

(i)                        Quantitative and qualitative description of ongoing and expected investments

In the Commercial Aviation segment, we highlight the development of the E2 jets, the second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which was launched in June 2013; the entry into service of the first model, the E190-E2, for the customer Wideroe, from Norway, took place in April 2018. In 2019, the E195-E2 was certified and entered into service in September of the same year, with the first delivery to AerCap and Azul Airlines. The E175 E2 performed its maiden flight in December 2019. On February 18, 2022, the Company released a Material Fact informing a three-year pause in the development of the E175-E2 Program, which was renewed for another four years in February 2025, due to continuous discussions between the main US airlines and their respective pilot unions, regarding the maximum take-off weight (MTOW) for aircraft with up to 76 seats, as well the conditions of the global commercial aviation market and the continued interest in the current E175 jet in the US market. The Company expects the aircraft to enter service in the early 2030s. Until such previous period before the entrance into service, Embraer continues to offer the E175 jet of first generation of E-Jets, which is a market leader and the most efficient and comfortable commercial aircraft in the 76-seat category.

In Executive Jets, recent investments refer to the last phase of certification of the Phenom 100EX, expansion of the production capacity of Phenoms and Praetors, organic developments to maintain competitiveness and the commitment to more sustainable operations. The Phenom 100EX is the latest evolution of the Phenom 100 series, which incorporates Embraer's design DNA and offers the best experience for pilots and passengers with a superior level of comfort, operational versatility and new avionics features focused on single-pilot technologies. The aircraft, triple certified by ANAC, FAA and EASA, entered service in early 2024. In relation to the increase in production capacity, investments were concentrated in the Gavião Peixoto and Melbourne plants, including a flight preparation hangar and paint booth.

In terms of continued investments in sustainability, Embraer has expanded its partnership with Avfuel to expand the use of sustainable aviation fuel (SAF) in demonstration, production and delivery flights, resulting in approximately 760,000 liters of SAF in 2024, a 5-fold increase over the previous year, demonstrating the company’s dedication to reducing emissions and bringing the industry closer to its goal of net-zero carbon emissions by 2050.

During the fiscal year ended December 31, 2024, investments related to the Defense & Security Business Unit’s development programs are predominantly made by our customers. A significant portion of these programs are defined as construction contracts. Revenue associated with such contracts is realized based on the percentage of completion, as development milestones are achieved.

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In recent years, Defense investments have been focused on expanding the capabilities of the KC-390 Millennium platform and, consequently, increasing its competitiveness. Among the program’s enhancements, the development of technology packages suited to the needs of NATO member and allied customers stands out, enabling the aircraft to operate in the full spectrum of missions required by the alliance. An Intensive Care Unit (ICU) module was also implemented, expanding the aircraft’s capabilities and opening up more avenues for growth of the multi-mission platform.

Furthermore, in cooperation with SAAB, a final assembly line for the F-39 Gripen E, the new fighter of the Brazilian Air Force (FAB), was established at Embraer's plant in Gavião Peixoto, further strengthening the solid partnership between FAB and Embraer.

In December 2024, Embraer and the Brazilian Air Force (FAB) signed an agreement at the BID Exhibition, the National Defense and Security Fair, in Brasília, to deepen collaborative studies aimed at expanding the capabilities of the KC-390 Millennium platform for Intelligence, Surveillance and Reconnaissance (ISR) missions, with a focus on Maritime Patrol.

Also in 2024, the Portuguese Ministry of National Defense signed a contract with Embraer to become the launch customer for the A-29N Super Tucano in the Portuguese Air Force. Portugal acquired 12 units of the new variant of this advanced training and light attack aircraft.

Among the main investments in 2024 in the Services & Support area, we highlight the projects with the greatest relevance and financial return:

New Pratt & Whitney GTF Engine Maintenance Line:

Since 2020, OGMA has invested in new facilities and in training employees to begin support services for GTF engines. At the end of 2023, OGMA announced the completion of the cells and test facilities required for the GTF. In July 2024, the new Pratt & Whitney GTF engine maintenance line was inaugurated. By 2026, the company will begin servicing the PW1900G used in the E2.

Expansion of the international MRO network

Embraer Services & Support has doubled its maintenance service capacity for Executive Jets in the United States, adding three Maintenance, Repair and Overhaul (MRO) facilities in Dallas Love Field, Cleveland and Sanford. In Europe, the business unit also announced that it will double its capacity in Le Bourget (France) dedicated to Executive Jets. It also announced the expansion of the maintenance, repair and overhaul (MRO) network to support the growing fleet of E-Jets in the United States. Two hangars at Perot Field Fort Worth Alliance Airport in Fort Worth, Texas, will increase maintenance capacity for E-Jets in the U.S.

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Training Support Structure Growth:

Embraer-CAE Training Services (ECTS) has announced the expansion of the joint venture between the companies to include pilot and cabin crew training for the E-Jets E2 family. The new pilot training program in Singapore was inaugurated in February 2024 with a new state-of-the-art full flight simulator for the E2 E-Jets at CAE's on-site Flight Training Center. As well as providing after-sales services, it is also a valuable addition to the region's aviation and aerospace ecosystem, driving growth and improving the skills of new talent in the sector.

a)

For Executive Jets, CAE and Embraer have just launched a new full-flight simulator in Burgess-Hill (UK) for the Phenom 300. Additionally, a new simulator for the C-390 Millennium was announced in Amsterdam, the Netherlands.

The amounts of investments in research and development (R&D) and capex of the Company for the years 2024 and 2023 are described below.

US$ million	2024	2023
Research	298.1 320,8	452.8
Addition to intangible assets	1,445.2	955.0
Capex	1,070.6	655.2
Total	2,813.9	2063.0

(ii)	Sources of funds for investments

Investments consist primarily of funds associated with the development of aircraft for the Commercial and Executive Aviation markets and of Investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), and are characterized as contributions from risk partners and advances from customers. The main financial resource raisings made by the Company in the fiscal year ended December 31, 2024 are described in Item 2.1(f), of this Brazilian Annual Report (Formulário de Referência).

(iii)                      Material ongoing and expected divestments

The Company has no ongoing or expected material divestments.

(b)                       Provided it has been disclosed, inform the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer.

In the fiscal year ended December 31, 2024, there was no acquisition of plants, equipment, patents or other assets that would materially influence the Company’s production capacity.

(c)                       New products and services, informing (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

We intend to continue investing in technologically innovative solutions, seeking opportunities to transform our business, products, services and markets, aiming for a more sustainable future. We seek to gain efficiency, flexibility and agility through innovations and new technologies to obtain competitive advantages.

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Innovations that resulted in products and services launched in the last five years represented 51.9% of our revenues in the fiscal year ended December 31, 2024. We believe that innovation is fundamental to the competitiveness and continued growth of our business. For this reason, we have created a vice-presidency dedicated to Corporate Strategy, Digital and Innovation that reports directly to our CEO.

We have also implemented Innovation Verticals, focused on research, technology and innovation to accelerate business results, and whose main objective is to organize and prioritize efforts and investments in innovation, activating the best power of a common and co-created corporate vision on future business models, niches, technologies, products, services and processes. Innovation Verticals integrate our innovation efforts across all business segments, affiliates and Embraer-X, a market accelerator committed to developing innovative solutions. Our current Innovation Verticals are (i) Zero Emissions, (ii) Autonomous Flight, (iii) Artificial Intelligence, Data Science and Cybersecurity, (iv) Industry 4.0, (v) Airframe Competitiveness and (vi) Passenger Experience.

Embraer-X has positioned itself as a market incubator and accelerator committed to developing solutions that can positively impact global society, such as supporting the energy transition in the aviation industry and benefiting other sectors. It acts as a connection between Embraer and global innovation ecosystems, continually seeking to identify and develop meaningful partnerships that can leverage the company’s overall strategy and build a contribution to a sustainable future.

Embraer-X’s strategic position at the Aerospace Innovation Hub@TUD serves as a base to continuously connect with the institution’s business ecosystem, such as our long-standing partnership with the Royal NLR and also with the Sustainable Aviation Initiative led by the Dutch government. It has also allowed Embraer-X to connect with the broader European ecosystem, forming links with countries such as Austria, Switzerland, Finland and others.

In 2024, Embraer-X established local offices in Silicon Valley and the greater Boston area, with the goal of expanding its partnerships with cutting-edge technology companies, venture capitalists, and academic and research institutions in key innovation ecosystems in North America and around the world. Strengthening Embraer’s commitment to Sustainable Aviation goals, in 2024, Embraer-X also entered into significant partnerships with Greentown Labs, the most significant climate technology incubator in North America, and Sustainable Aero Lab, an innovation hub that aims to achieve a tangible reduction in aviation’s climate footprint, leveraging in both cases open innovation by connecting with global researchers, experienced entrepreneurs, founders, industry professionals, and investors. Beacon, the second business accelerated by Embraer-X after EVE Air Mobility, has transitioned to the Services & Support segment, connecting to Embraer’s digital transformation efforts and digital solutions portfolio in a strategic spin-in transaction (incorporating Beacon into our Services & Support segment instead of integrating it into our corporate structure as a separate entity). Beacon brought synergy and integration with our current business, connecting operators, maintenance services and mechanics in a more agile and collaborative way, aiming to increase the number of partners and users on the platform.

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In addition, our subsidiary Eve Holding achieved all 2024 milestones presented to the market, including the completion of its first prototype and the initial stages of ground testing. It also defined the certification bases with ANAC, defined the configuration of its eVTOL factory and secured financing for this project with BNDES.

In addition to agreements and partnerships, Embraer-X is also actively leveraging venture capital. Connected to Embraer Ventures, our corporate venture capital vehicle, it seeks to identify and create synergies with technology-based startups with high economic and social impact. Embraer Ventures currently implements its strategy through five venture capital funds: (i) Fundo Aeroespacial Brasil (FIP-AERO), (ii) Catapult Ventures I and (iii) Catapult Ventures II, which are based in Silicon Valley, (iv) Catapult Opportunities, which is a parallel fund of Catapult I, (v) MSW Multicorporate II and (vi) United Airlines Ventures (UAV). The technology topics covered by the investments are, among others, our current innovation verticals. In addition to being a shareholder in FIPs, Embraer Ventures also invests directly in minority stakes in companies.

In February 2024, we announced that we had joined the Sustainable Flight Fund, a United Airlines Ventures initiative created to boost the supply and availability of SAF through investments in innovative startups. Embraer joined 22 other partners from different industry sectors and United Airlines.

To enhance pre-competitive aeronautical research capabilities in Brazil and other countries, Embraer has collaborated with several research and technology organizations around the world. This partnership covers a wide range of technologies, including sustainable aviation fuels (such as hydrogen), electrification, autonomy, flight safety, condition-based maintenance of aircraft, aircraft design, new materials and structures, noise reduction, airborne systems, augmented reality, artificial intelligence, data science, and flexible manufacturing solutions.

Some research and technology projects are developed in cooperation with leading universities and research centers in Brazil and abroad, including: Aeronautics Technological Institute, Federal University of Santa Catarina, University of São Paulo-São Carlos School of Engineering, State University of Campinas, Federal University of São Paulo, São Paulo State University, Federal University of Itajubá, Federal University of Viçosa, Federal University of Uberlândia, Federal University of Santa Maria, Federal University of Pernambuco, FEI University Center, SENAI, Center for Research in Energy and Materials, CERTI, CPQD, Institute of Technological Research, Institute of Advanced Studies, Tecgraf Institute for Technical-Scientific Software Development of PUC-Rio, National Institute of Technology, MIT, Bristol University, Porto Higher Institute of Engineering, Tu Delft, DLR, Intelligent Vision Systems, Rosemount, Goodrich/Collins Aerospace, GMV, University of Stuttgart, University of Linköping, University of Hanyang, Cranfield University, City University London, RollsRoyce, Turin Polytechnic, Deep Blue SRL, Wideroe, SAAB, Mälardalen University and FACC AG.

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We established the “Innovation Month”, which aims to strengthen the culture of innovation within Embraer and prepare the company for the coming years. During the month of September 2024, we held four interconnected events: Innovation Day, the Marathon Startup Program, the Embraer Technology and Innovation Seminar (SETI), and HackaEmb. These events featured discussions, resulting in more than 19,000 accesses to the internal communication portal. The month ended with an event to recognize employees who excelled in internal innovation programs and the team involved, culminating in the recognition of 143 innovators.

In addition, the Green Light program is an entrepreneurship initiative that evaluates innovative proposals submitted voluntarily by employees. It provides time, technical and business mentoring, and resources to help develop ideas until their technical and economic feasibility is confirmed. In 2024, 20 innovative projects were under development.

The Company’s digital transformation strategy is focused on enabling actions and projects, ensuring tools and initiatives to support strategic objectives. We have projects related to our architecture, people, governance and technology enablers. To accelerate digital transformation by enhancing human capital aligned with the Company’s strategy, two new entry programs were launched: (i) the Software Specialization Program (in partnership with the Federal University of Pernambuco, which enhances knowledge of embedded software and data science) and (ii) the Social Tech Program (a career acceleration initiative in technology that provides quality education to underrepresented groups). Over the past three years, more than 1,700 students have graduated from these programs. The projects adopt a data-driven approach, aiming to increase operational efficiency. This involves leveraging advanced analytics and big data to make informed decisions, optimize processes and create personalized experiences for our customers. By integrating data insights into our operations, we seek to drive innovation, improve efficiency and deliver exceptional value to our stakeholders.

(d)                       Opportunities included in the issuer's business plan related to ESG issues

The aviation industry is under increasing pressure to reduce its greenhouse gas emissions, the sector's main ESG challenge. In this regard, the industry has come together and committed itself to zero net carbon emissions by 2050, a goal that, to be achieved within the desired timescale, requires both manufacturers and airlines to employ new thinking and search for bold and feasible solutions.

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Embraer recognizes the urgency of the climate crisis and is fully committed to a sustainable future. We are stepping up our efforts to minimize our carbon footprint while remaining dedicated to the development of innovative solutions that have a broader impact for our customers, our local communities and society at large. Innovation and new technologies play an increasing role in the Company's business plans, in the search for more sustainable operations.

In 2024, Embraer has three main sustainable growth projects: a) Executive Jets with a focus on expanding capacity in Gavião Peixoto SP, Brazil and Melbourne FL, USA: increasing the business unit's production capacity by 2027 in line with the recent expansion of its order backlog; b) Services & Support: OGMA Portugal, new induction line for PW1.100 and PW1.900 engines starting operations in 2024; c) Services & Support: increasing MRO capacity to serve Commercial Aviation customers in North America by 50%+ by 2027.

Embraer understands that smaller aircraft will be the first platforms on which new propulsion systems will be introduced: this small-scale application—as in regional aircraft—will precede the gradual advancement of technologies in larger aircraft, which is seen as an opportunity for the company's business. Embraer's sustainability roadmap, with a product concept development plan, was announced at the end of 2021, and its success will depend on technological readiness to reach important milestones:

Starting today, Embraer’s modern E2 is the most fuel-efficient single-aisle aircraft in commercial service, reducing emissions by more than 25% compared to the previous generation of aircraft. Immediately, it is an important instrument for operators with old fleets to reduce emissions. In 2024, 47 aircraft from the E2 family were delivered.

Over the past three years, Embraer has been exploring a range of sustainable aircraft concepts to carry up to 50 passengers. The studies consider a range of power sources, propulsion architectures and fuselage layouts to reduce carbon emissions, a key step in the global aviation industry’s commitment to net zero carbon emissions by 2050.

After several interactions with airlines, airports, regulatory agencies, technology experts, suppliers, investors and other stakeholders interested in developing low-emission aircraft, it is clear that the challenge of making the product viable is much greater than the development of new propulsion technologies. It will require cooperation and investments in several spheres of the ecosystem, including technical, economic, commercial and infrastructure aspects.

The studies of the Energia family continue and Embraer will continue to dedicate efforts to discuss technology requirements and market applications where a low-emission aircraft can be used, considering new use cases and the viability of a disruptive business model.

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In addition to commercial aviation, urban air mobility is an important opportunity for Embraer's business. The development of the “eVTOL” - a 100% electric vertical takeoff and landing vehicle with zero emissions and low noise - is progressing. Market leader Eve currently has a backlog of orders for up to two thousand eight hundred and fifty eVTOLs. By 2027, the eVTOL should be transporting passengers across cities, transforming mobility in metropolises.

These are certainly bold and ambitious steps, but with more than 50 years of experience in the regional market, manufacturing efficiencies combined with an extremely competitive cost structure, Embraer is ideally positioned to bring disruptive technologies to smaller aircraft platforms. The company is also fostering new partnerships and working closely with leading universities and academic institutions to address challenges in energy collection, storage and thermal management, as well as exploring new ways to make business operations more efficient with its global customers and governments.

The next two decades will be ones of transformation in regional aviation, with the low carbon considerations inherently associated with the development of any new product. But ESG challenges are also driving Embraer in other activities. In 2021, the company assumed environmental commitments linked to its production processes: (i) carbon neutral growth as of 2020; (ii) carbon neutrality of its operations in 2040; and (iii) electricity from 100% renewable sources in 2030. In 2024, the goals evolved and gained concrete actions on several fronts, such as:

On the energy efficiency front, the highlight was the switch from natural gas (a non-renewable fuel) to biomethane (renewable) at the Gavião Peixoto (SP) unit, which accounts for 10% of Embraer's global natural gas consumption, becoming the company's first plant to operate 100% on biomethane. Other important energy efficiency projects were also completed, such as the replacement of old burners with more efficient equipment at the Gavião Peixoto and São José dos Campos (SP) units; the electrification of the Ipanema paint booth in Botucatu, which replaced natural gas with 100% renewable electricity (solar and wind); the replacement of the F-300 refrigeration unit at Ozires Silva from natural gas to electricity, also from 100% renewable sources; in addition to awareness-raising actions that were also carried out with employees, aiming at gas savings and efficiency at the facilities.

In terms of 100% renewable electricity, by 2024, all electricity consumed in Brazil and Portugal will be certified as having solar or wind origin, which will reduce scope 2 emissions to zero in these locations. Contracts came into effect in Brazil (since January) and in Portugal - with OGMA (since July), allowing the Company to reach 80% of its goal of having 100% renewable energy supplied to all its operations by 2030 this year. In the United States, a partnership was signed in 2024 to install solar panels at the Melbourne, Florida unit. The project - the largest photovoltaic energy project ever undertaken by Embraer - will begin operations in 2025 at the Embraer Executive Jets headquarters, with the aim of supplying 100% of the electricity demand of the entire hangar of the service center of this unit.

In terms of the use and promotion of SAF (sustainable aviation fuel) production, the use of this fuel continues to grow at the Melbourne unit in the United States, where the executive jet fleet was fueled with approximately 760,000 liters of SAF in 2024, a consumption six times greater than that consumed in the previous year. Thinking about promoting the use and production of SAF in Brazil, Embraer actively participated in the technical subcommittee called ProBioQAV, within the scope of the Fuel of the Future Program of the Ministry of Mines and Energy of the Federal Government, which provided the technical premises for the preparation of the draft of the Fuel of the Future Law, in addition to actively collaborating in the discussions for approval of said Law (L14.993/2024). The company also continues to dedicate its efforts to research on SAF, including new technological routes, and flight tests, advancing studies so that its aircraft can operate with 100% SAF by 2030. Currently, all of the company's aircraft are capable of operating with a mixture of up to 50% of this fuel.

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In terms of managing greenhouse gas emissions in the value chain, Embraer has reached the second phase of its supply chain engagement project. In 2024, in partnership with CDP – Disclosure Insight Action and through the CDP Supply Chain program, the company engaged its global suppliers to answer a questionnaire, with the aim of understanding the maturity of suppliers in relation to climate change, assessing their exposure to these risks and monitoring their emissions. The number of suppliers involved in 2024 doubled compared to 2023; as in relation to its customers, the company has a global goal of supporting the aviation industry towards net zero carbon emissions by 2050, and last year, it invested 47% of its revenue in research and development of clean technologies, considering the investments made in Eve Air Mobility.

Regarding strategic partnerships, in Brazil, Embraer signed an agreement with the Ministry of Science, Technology and Innovation (Ministério da Ciência, Tecnologia e Inovação - MCTI) and the Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos - FINEP) to invest R$126.7 million in technologies for sustainable aircraft. The project foresees the development of wings with high aerodynamic and structural efficiency, in addition to studies for autonomous systems. The investment is made through the Mais Inovação Brasil program. Embraer Ventures, a Corporate Venture Capital program, invested in the United Airlines Ventures - Sustainable Flight Fund, which promotes startups that seek to solve challenges related to the SAF production chain.

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2.11 - Other Material Factor

Advertising Expenses:

In 2024, the Company's advertising expenses totaled approximately R$234.3 million, most of which relates to expenses with trade fairs and exhibitions, advertising campaigns and other promotional activities. The demands for these expenses are requested annually by the business areas for approval by the Company's management, in order to enable the marketing efforts of products and services.

Main events that occurred during the year and impacts on the financial statements:

Russia-Ukraine conflict

The Company, in compliance with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by the laws of the jurisdictions to which it is subject, has suspended, since March 2022, the supply of parts, maintenance and technical support to customers affected by said sanctions.

The Company is continuously monitoring potential restrictions in its supply chain related to the conflict between Russia and Ukraine, although there is no concern regarding the availability of titanium, considering its current inventory position and the alternative sources existing in other countries.

As of December 31, 2024, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine, therefore, no material accounting impact has been identified until the date of authorization for the issuance of these financial statements.

Israel-Hamas conflict

Despite the ceasefire agreement signed between Israel and Hamas, the Company continues to closely monitor the facts, aiming to identify developments that may generate potential impacts on the supply chain, in addition to others related to operations and customer support.

As of December 31, 2024, the Company has no material assets or liabilities exposed to Israel or Palestine, therefore, no material accounting impact has been identified until the date of authorization for the issuance of these financial statements.

Corporate Restructuring

In January 2025, the subsidiary ELEB Equipamentos Ltda. was incorporated into Embraer. Also in January 2025, the subsidiary Airholding S.A. was incorporated into the subsidiary Embraer Portugal S.A.

Repurchase offer

In February 2025, the Company repurchased and settled the following outstanding notes for an aggregate amount of US$411.0 million:

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The Company subsequently announced the redemption in full of the outstanding notes bearing interest at a rate of 5.40% per year due 2027. In March 2025, these notes were redeemed for an aggregate amount of US$279.1 million, consisting of US$272.4 million in principal, US$2.1 million in interest and US$4.6 in premium expense.

Debt Issuance

In February 2025, the company, through its subsidiary Embraer Netherlands Finance B.V., raised funds by issuing guaranteed bonds totaling US$650.00, which will mature in 2035 and have a rate of 5.98% per year. The bonds are fully and unconditionally guaranteed by Embraer.

New Civil Proceeding

In March 2025, a suit entitled Taylor v. Embraer Aircraft Holding, Inc., et al. was filed by a shareholder in the Court of Chancery of the State of Delaware against Embraer Aircraft Holding, Inc. (“EAH”) and officers and directors of Eve Holding, claiming breach of fiduciary duties related to the private placement of common stock and warrants issued to EAH in September 2024. Defendants intend to defend against Plaintiff’s claims in this action. As of the date of these consolidated financial statements, management assessed that it is not probable that an outlay of cash encompassing economic benefits will be necessary to settle the obligation.

Repurchase of Embraer’s own shares

In March 2025, Embraer repurchased its own equity instruments. The number of shares acquired was 1,066,667 common shares for a total value of R$82.2 million (equivalent to US$14.5 million), including qualifying costs attributable to this capital transaction.

Premature settlement of financing

In March 2025, the company fully settled a contract with BNDES, which had an interest rate of 5.49% per year maturitye in 2027. No additional costs were incurred due to the prepayment.

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Annex II – OPINION AND REPORT OF THE AUDIT, RISK AND ETHICS COMMITTEE

(Report for the purposes of §1, item VII of art. 27 of CVM Resolution 80/22 and Opinion in compliance with item III of the sole paragraph of art. 10 of CVM Resolution 81/22)

Opinion and Summary Report on the Work of the Audit, Risk and Ethics Committee

Pursuant to the provisions of its Internal Regulations, the Audit, Risk and Ethics Committee (“Committee”) of Embraer S.A. (“Embraer” or “Company”) is responsible for advising the Board of Directors with a focus on the following matters:

(a)supervision and proposal of reviews of the most relevant risks of an operational, strategic, financial, regulatory or cybernetic nature in the markets managed by the Company, through the diagnosis of the risk sources of Embraer’s activities and its strategy;

(b)assessment of the suitability of risk management and assessment models, as well as adherence tests and validation of the models used;

(c) analysis and opinion on corporate risk management guidelines and policies, primarily regarding risk appetite and risk culture;

(d) analysis and express an opinion on management and accounting data disclosed to the public and regulatory agencies, including the Formulário de Referência and Form 20-F;

(e) assessment of the suitability of human and financial resources allocated to risk management;

(f) assessment of the suitability of the Company’s Code of Ethics and Conduct and Helpline;

(g) monitoring of investigations and corrective measures related to violations of the Company’s Code of Ethics and Conduct, being able to conduct them directly whenever it deems necessary;

(h) monitoring of the suitability of the Data Protection Office structure, as well as monitoring of the progress of activities and initiatives related to the protection of personal data; and

(i)assessment of the suitability of the Company’s cybersecurity strategy and actions, including short- and long-term action plans for monitoring and dealing with possible cyberattacks.

In addition, the Committee performs the duties of (i) an Audit Committee for purposes of US law, especially the “Sarbanes-Oxley Act”, (ii) a Statutory Audit Committee, pursuant to Resolution 80, of March 29, 2022 (“CVM Resolution 80”), of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), and (iii) an Ethics and Conduct Committee.

The Committee’s duties are performed based on information received from the Management, external auditors, internal audit, the compliance area and those responsible for managing risks and internal controls and for preparing financial statements.

Mr. Dan Ioschpe is the Coordinator and Mr. João Cox Neto is the Committee's audit committee financial expert.

1.	Committee Activities for the 2024 Fiscal Year

The Committee met 9 times in the financial year in question with the first meeting being held on from February 8 and the last on to November 27, 2024, to assess and analyze the matters under the Committee’s powers, including the matters highlighted below. The Chairman of the Board of Directors, the Chief Executive Officer and the Executive Vice-President for Finance and Investor Relations of the Company are permanent guests at the Committee’s meetings. At the end of each meeting, executive sessions were held exclusively with the Committee members.

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2.	Internal Control and Risk Management System

During the 2024 fiscal year, the Committee assessed, in meetings with the Risk and Internal Controls Management, aspects related to risk management and the risk map by monitoring the assessment cycle of the Company's SOX 2024 work and corporate risk management.

In 2024, the Company's risk management process and risk map matured, with the inclusion of KRIs and the improvement of the internal control matrix.

The Committee, based on the information brought to its attention, records as positive the efforts made in order to ensure the effectiveness of the Company’s internal control and risk management systems.

3.	External Audit

The Committee maintains a periodic communication channel with the external auditors for wide discussion of the results of its work and relevant accounting aspects, in a manner that allows its members to base their opinion on the accuracy of the financial statements and financial reports, including holding executive sessions with Committee members. In 2024, the Committee met with the Company’s external auditors on 5 occasions.

The Committee monitored the activities of the independent external auditors in order to assess their independence, quality and adequacy of the services provided to the Company. In addition, it evaluated the planning of its work for the 2025 fiscal year.

4.	Internal Audit

The Committee monitored the audit process carried out by the Internal Audit area, by holding periodic meetings to monitor the execution of the audit plan for the 2024 fiscal year. In addition, it assessed and recommended the approval of the planning of its work related to the 2025 fiscal year to the Board of Directors, and such plan was approved in November 2024. During the year, the internal audit manager evaluation process was carried out, as executive sessions, exclusively with the Committee members.

The Committee assesses the scope and quality of the works carried out by the Internal Audit as positive, with the timely receipt of Audit reports. The results of these works, presented at 3 Committee meetings in 2024, did not bring to the Committee’s attention the existence of risks that could materially affect the Company’s.

The Internal Audit Regulation was revised in 2024 to comply with the Institute of Internal Auditors’ new standards, updating the requirements for report classification, audit point, root cause analysis and governance for changes to action plans.

5.	Legal and Compliance

The Committee followed and monitored, through detailed presentations, the improvement and evolution of the Compliance Program, highlighting in 2024:

b)	the continuity of the project to simplify the third-party due diligence process for low-risk cases;
c)	improving the visibility of Compliance work, informing the Committee of indicators on all fronts of the Compliance Program, as well as reports from the reporting channel.
d)	Conducting a satisfactory NPS survey on the reporting channel.

In addition, the Committee monitored the values and provisions of litigation cases through the visibility provided by civil and labor proceedings.

6.	Individual and Consolidated Financial Statements

The Committee analyzed the procedures involved in the process of preparing individual and consolidated balance sheets and the notes to the Company’s financial statements. The Committee examined the Company’s internal controls, the relevant accounting practices used by Embraer in the preparation of the financial statements. It was verified that they are in accordance with accounting practices adopted in Brazil and with international financial reporting standards (IFRS). The Committee also based its analysis on the unqualified opinion of the independent auditors.

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7. Other relevant matters:

7.1 Policy for hiring non-audit services

During 2024, the Committee worked on reviewing the Policy for hiring non-audit services to adapt the hiring guidelines, as well as the list of non-audit services.

In this context, the Committee made recommendations to the Board of Directors, which approved the review of the Policy.

7.2. Anti-Corruption Policy

During 2024, the Committee worked on reviewing the Anti-Corruption Policy. The review aimed to allow the hiring of individuals comparable to sales employees in jurisdictions where the Company does not have a legal entity established.

7.3 Partnerships and corporate restructuring

The Committee advised the Board of Directors on the incorporation of Eleb into Embraer. The corporate restructuring is in line with the simplification of the group's corporate structure and optimization of the structure of operations in Brazil.

8.	Recommendations

Throughout the 2024 fiscal year, the Committee reported the progress of its work to the Board of Directors in all its ordinary meetings, presenting opinions and making recommendations on various matters under its responsibility.

9.	Opinion on the Consolidated Financial Statements – Dec. 31,2024

The Committee recommends the approval by the Board of Directors of Embraer´s consolidated financial statements for the year ended December 31, 2024, prepared by the Board of Executive Officers and audited by the independent auditors.

São José dos Campos, February 24, 2025.

Dan Ioschpe

Claudia Sender Ramirez

Mauro Gentile Rodrigues da Cunha

Vanessa Claro Lopes

João Cox Neto

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Annex III – ALLOCATION OF NET INCOME

(Information listed in Annex 9-1-II of CVM Instruction 481/09)

1.       Inform the net income for the fiscal year

Net income for the fiscal year	R$ 1,918,850,400.00

2.       Inform the overall amount and the value per share of dividends, including advance dividends and interest on equity capital already declared

Overall amount. Dividends	R$ 51,429,524.76
Value per share of the overall amount	R$ 0.0700 (1)

(1) Value per share refers to the value per share of the proposed dividends. This value may modify in the event of a change in the number of shares outstanding by the date of the AGM.

3.       Inform the percentage of the net income distributed for the fiscal year

Percentage of net income distributed	25.00%

4.       Inform the overall amount and the value per share of dividends distributed based on profits from previous years.

There was no distribution of dividends based on profits from previous years.

5.       Inform, after deducting the dividends paid in advance and interest on equity capital already declared:

a)       The gross amount of dividends and interest on equity capital, on a segregated basis, per share of each type and class

Dividends	R$ 51,429,524.76
Amount per common share	R$ 0.0700 (1)

(1) This amount was calculated considering the number of 734,632,806 shares issued by the Company outstanding on the reference date of February 25, 2025. This amount may modify in the event of a change in the number of shares outstanding by the date of the AGM.

b)       The form and term of payment of dividends and interest on equity capital

The dividends payment will be made to shareholders in cash as of May 23, 2025. The Company will issue a notice to shareholders with further details on the payment procedures.

c)       Possible incidence of adjustment and interest on dividends and interest on equity capital

There will be no incidence of updates or interest.

d)       Date of declaration of payment of dividends and interest on equity capital considered to identify the shareholders who will be entitled to receive them

All shares outstanding on the reference date of May 12, 2025 will be entitled to the declared dividends, and the Company's shares will be traded on B3 and the New York Stock Exchange – NYSE, ex-dividends, as of, and including, May 13, 2025.

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With respect to holders of American Depositary Receipts – ADR referenced in shares issued by the Company, and traded on the New York Stock Exchange – NYSE, the payment of dividends will be made in accordance with applicable procedures by the depositary bank Banco JPMorgan Chase Bank, N.A.

6.       In the dividends or interest on equity capital have been declared based on profits recorded in half-yearly balance sheets or in shorter periods

a)       Inform the amount of dividends or interest on equity capital already declared

Not applicable

b)       Inform the date of the respective payments

Not applicable

7.       Provide a comparative table indicating the following values per share of each type and class:

a)       Net income for the fiscal year and for the 3 (three) previous fiscal years

	Net income	Earnings per common share (1)
2021	Not applicable	Not applicable
2022	Not applicable	Not applicable
2023	R$ 783,558,936.00	R$ 1.0666
2024	R$ 1,918,850,400.00	R$ 2.6120

(1) For purposes of disclosing earnings per share, basic earnings per share are calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares outstanding during the period, in accordance with the criteria established in CPC 41 – Earnings per Share.

b)       Dividend and interest on equity capital distributed in the 3 (three) previous fiscal years

Dividends	Dividend Amount	Dividends per common share
2021	Not applicable	Not applicable
2022	Not applicable	Not applicable
2023	Not applicable	Not applicable
Interest on equity capital	Interest on equity capital (gross amount)	Interest on equity capital per common share (gross amount)
2021	Not applicable	Not applicable
2022	Not applicable	Not applicable
2023	Not applicable	Not applicable

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8.       If income is allocated to the legal reserve

a)       Identify the amount allocated to the legal reserve

Legal Reserve	R$ 16,289,159.47

b)       Detail the calculation method for the legal reserve

Net income for the fiscal year	R$ 1,918,850,400.00
(-)Absorption of accumulated losses	(R$ 1,593,067,210.59)
Net income (basis for Legal reserve)	R$ 325,783,189.41
Legal reserve – 5% on net income	R$ 16,289,159.47

9.       If the company has preferred shares entitled to fixed or minimum dividends

a)       Describe how fixed or minimum dividends are calculated

Not applicable.

b)       Inform whether the income for the fiscal year is sufficient for the full payment of fixed or minimum dividends

Not applicable.

c)       Identify whether any unpaid portion is cumulative

Not applicable.

d)       Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable.

e)       Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable.

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10.    Regarding the mandatory dividend

a)       Describe the calculation method provided for in the bylaws

SECTION 52 of the Bylaws - The shareholders shall be entitled to receive each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I - the net income for the fiscal year will be reduced or increased by the following amounts:

a) the amounts allocated to the legal reserve; and

b) the amounts allocated to a contingency reserve, and reversal of any such reserve established in a preceding year;

II - payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III - profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

PARAGRAPH 1 - The dividend provided for in this Section shall not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company; The Fiscal Council shall issue an opinion on such information and the members of management of the Company shall submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

PARAGRAPH 2 - Any income that fails to be distributed pursuant to Paragraph 1 shall be recorded in a special reserve and, to the extent not offset by losses in subsequent years, shall be paid as a dividend as soon as the financial condition of the Company so permits.

PARAGRAPH 3 - In accordance with prevailing income tax regulations, during each fiscal year, the Board of Directors may pay or credit interest on shareholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

PARAGRAPH 4 - Interest on shareholders’ equity shall be applied against any dividends declared by the Company.

b)       Inform whether it is being paid in full

The declared dividends will be paid in full.

c)       Inform any amount retained

Not applicable.

11.    If there is any retention of the mandatory dividend due to the company's financial situation

a)       Inform the amount of the retention

Not applicable.

b)       Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

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c)       Justify the retention of dividends

Not applicable.

12.    If there is any allocation of income to the contingency reserve

a)       Identify the amount allocated to the reserve

Not applicable.

b)       Identify the loss considered probable and the cause thereof

Not applicable.

c)       Explain why the loss was considered probable

Not applicable.

d)       Justify the establishment of the reserve

Not applicable.

13.    If there is an allocation of profits to the reserve for unrealized profits

a)       Inform the amount allocated to the reserve for unrealized profits

Not applicable.

b)       Inform the nature of the unrealized profits that gave rise to the reserve

Not applicable.

14.    If there is any allocation of income to reserves provided for in the bylaws

a)       Describe the provisions set forth the bylaws that establish the reserve

Investment and Working Capital Reserve

Section 52 of the Bylaws - The Company shall maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; and (ii) increase working capital; or (iii) carry out a redemption, reimbursement or purchase of shares of the Company’s capital stock.

PARAGRAPH 1 - Subject to the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

PARAGRAPH 2 - According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, in whole or in part, to an increase of the capital stock, including by way a bonus issue of new shares.

b)       Identify the amount allocated to the reserve

Allocation of Reserve for Investment and Working Capital	R$ 154,288,574.28
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Annex IV – INFORMATION ABOUT THE CANDIDATES FOR THE BOARD OF DIRECTORS

(Items 7.3 to 7.6 of the Brazilian Annual Report of RCVM 80)

7.3	Composition and professional experience of the management

Information regarding the candidates on the slate proposed for the Board of Directors:

Name	Date of Birth	Management body	Date of election	Term of office
Individual Taxpayer Registry (CPF)	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Raul Calfat	Dec. 4, 1952	Member only of the Board of Directors	Apr. 29, 2025	2 years	April 12, 2017
635.261.408-63	Business Administrator	Chairman and independent member of the Board of Directors	Apr. 29, 2025	No
Coordinator of the Strategy and Innovation Committee and member of the People and ESG Committee
Professional experience / Statement of any adverse judgments
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Main professional experiences in the last five years:

(i)   Embraer S.A.: Independent member of the Board of Directors since 2017 and Vice-Chairman of the Board of Directors from April 2020 until the ASM to be held on 2025. Company’s Main Activity: Aeronautics.

(ii)  Itaúsa S.A.:Independent member of the Board of Directors since May 2023 and Chairman of Board of Directors since April 2024. Company’s Main Activity: Investment holding.

(iii)Dexco S.A.: Independent member of the Board of Directors from 2015 to 2023. Company’s Main Activity: Wood panels and bathroom fixtures.

(iv)    Fleury: Independent member of the Board of Directors from April 2021 to 2022. Company’s Main Activity: diagnostic imaging and clinical analysis

(v) Aché Laboratórios Farmacêuticos S.A.: Chairman of the Board of Directors of Aché Laboratórios Farmacêuticos S.A. from September 2018 to March 2025. Company’s Main Activity: Pharmaceuticals.

(vi) Votorantim S.A.: Chief Executive Officer until 2013 and Chairman of the Board of Directors from 2014 to April 2019. Company’s Main Activity: Industrial Conglomerate.

Management positions held in other companies or third sector organizations: Mr. Raul Calfat does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Business Management from Fundação Getúlio Vargas School of Business Management obtained in 1974.

Statements: Mr. Raul Calfat declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Raul Calfat declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Raul Calfat declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Dan Ioschpe	Feb. 25,1965	Member only of the Board of Directors	Apr. 29, 2025	2 years	May 18, 2020
439.240.690-34	Administrator	Independent effective member of the Board of Directors	Apr. 29, 2025	No
Coordinator of the Audit, Risk and Ethics Committee and member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments
66

Main professional experiences in the last five years:

(i) Embraer S.A.: Independent member of the Board of Directors since May 2020. Company’s Main Activity: Aeronautics.

(ii) Iochpe-Maxion.: Chief Executive Officer from 1998 to 2014 and Chairman of the Board of Directors since 2014. Company’s Main Activity: Auto parts.

(iii) WEG S.A.: Independent member of the Board of Directors since 2012. Company’s Main Activity: Electrical equipment.

(iv)Marcopolo S.A.: Independent member of the Board of Directors since 2018. Company’s Main Activity: Bus manufacturer.

(v) Cosan S.A.: Member of the Board of Directors from 2014 to 2024. Main Business Activity: Fuels and Energy.

(vi) BRF S.A.: Independent member of the Board of Directors from 2018 to 2022. Company’s Main Activity: Food.

(vii) Profarma S.A.: Independent member of the Board of Directors from 2006 to 2020. Company’s Main Activity: Distribution and retail of pharmaceuticals

Management positions held in other companies or third sector organizations: Mr. Dan Ioschpe also holds management positions in other companies or third sector organizations, namely: member of the Board of SESI/SP since 2020 and Vice-president of FIESP, since 2022, member of the Board of Trustees of the Iochpe Foundation since 2013, Chair of B20 Brasil from 2023 to 2024, member of the Board of ABDI from 2020 to 2023, Vice-president of the Board of IEDI, from 2019 to 2023, member of the Board of Directors of Sindipeças and President from 2016 to 2022.

Education: Bachelor's degree in Journalism from Universidade Federal do RS (UFRGS), obtained in 1986, specialized in Marketing at Escola Superior de Propaganda e Marketing – ESPM/SP in 1988 and MBA from Amos Tuck School, Dartmouth College, USA in 1991.

Statements: Mr. Dan Ioschpe declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity. The administrator informed that, in August 2024, an unfavorable sentence was handed down, in the first instance, by the judge of the 2nd Federal Criminal Court of São Paulo, for alleged violation of art. 27-D of Law No. 6,385/76, and that, dissatisfied with the sentence handed down, he filed an appeal, which has a suspensive effect, and is therefore not subject to the effects of any conviction under the terms of the Federal Constitution.

Mr. Dan Ioschpe declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Dan Ioschpe declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Márcio Fernando Elias Rosa	Sep. 20, 1962	Board of Directors	Apr. 29, 2025	2 years	April 28, 2023
67

037.166.398-93	Lawyer	Independent effective member of the Board of Directors	Apr. 29, 2025	No
Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)   Embraer S.A.: member of Board of Directors since April 2023. Company’s Main Activity: Aeronautics.

(ii) Executive Secretary of the Ministry of Development, Industry, Commerce and Services (MDIC), since 2023.

(iii)           Terra Tavares Ferrari Schenk Elias Rosa Advogados: Attorney, from 2019 to 2023. Company’s Main. Activity: Law Firm.

Management positions held in other companies or third sector organizations: Mr.Márcio Fernando Elias Rosa does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Laws from Instituição Toledo de Ensino de Bauru SP, and Master and Doctor in State Law from the Pontifícia Universidade Católica de São Paulo.

Statements: Mr.Márcio Fernando Elias Rosa declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr.Márcio Fernando Elias Rosa declared to the Company that he is a politically exposed person, as defined in the applicable regulations, as he holds the position of Executive Secretary of the Ministry of Development, Industry, Commerce and Services (MDIC), since 2023.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Nelson Pedreiro	January 27, 1964	Board of Directors	Apr. 29, 2025	2 years	N/A
000.000.000-00	Engineer	Independent effective member of the Board of Directors	Apr. 29, 2025	No
68

No
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)    Lockheed Martin Coherent Technology (LMCT): Chairman of Board of Directors from April 2018 to July 2023. Company’s Main Activity: Telephony.: Electro-optical sensors.

(ii)  Nantero Government Business Unit (GBU): Vice-Chairmon of Board of Directors from April 2018 to July 2023. Company’s Main Activity: Telephony: Micro-electronics and Nanotechnology.

Management positions held in other companies or third sector organizations: Mr. Nelson Pedreiro also holds management positions in other companies or third sector organizations, namely National Academy of Engineering (NAE): Member of Space Studies Board (SSB) since 2022. Atividade Principal da organização: Exploração espacial.

Education: Graduated in Aeronautical Engineering in 1987 and Master in Aeronautical Engineering in 1989 from the Instituto Tecnológico de Aeronáutica (ITA) and Doctor of Philosophy in Aeronautics and Astronautics from Stanford University in 1998.

Statements: Mr. Nelson Pedreiro declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Nelson Pedreiro declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Nelson Pedreiro declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Claudia Sender Ramirez	Oct. 30, 1974	Member only of the Board of Directors	Apr. 29, 2025	2 years	April 26, 2021
282.612.068-90	Engineer	Independent effective member of the Board of Directors	Apr. 29, 2025	No
69

Coordinator of the People and ESG Committee and member of the Audit, Risk and Ethics Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Independent Member of the Board of Directors since April 2021. Company’s Main Activity: Aeronautics.

(iii) Holcim: Member of the Board of Directors since 2019. Main Activity: Materials and Solutions for Construction.

(iv) Telefônica: Member of the Board of Directors since 2019. Company’s Main Activity: Telephony.

(v) Gerdau S.A.: Member of the Board of Directors since 2019. Company’s Main Activity: Metallurgy.

(ii) Latam Airlines: Senior Vice President for Clients at Latam Airlines from 2017 to 2019.

Management positions held in other companies or third sector organizations: Mrs. Claudia Sender Ramirez also holds management positions in other companies or third sector organizations, namely: member of the Board of Directors of Hospital Israelita Albert Einstein since 2019; member of the Board of Directors of Amigos do Bem since 2015; member of the Board of Directors of Gastromotiva since 2020 and member of the Board of Directors of Instituto Tecnologia e Sociedade since 2020. Claudia reported that she has been a Member of the Council for Social and Economic Development (CDES)

Education: Bachelor’s degree of Chemical Engineering from the Polytechnic School of the Universidade de São Paulo, obtained in 1998 and MBA degree from Harvard Business School, obtained in 2002.

Statements: The Company declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Claudia Sender Ramirez declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mrs. Claudia Sender Ramirez declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Mauro Kern Júnior	January 1st, 1961	Member only of the Board of Directors	April, 29, 2025	2 years	N/A
70

334.060.810-53	Engineer	Independent effective member of the Board of Directors	April, 29, 2025	No
N/A
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)    Trópico Sistemas e Telecomunicações: member of Board of Directors, since 2023. Company’s Main Activity: Telecommunications

Management positions held in other companies or third sector organizations: Mr. Mauro Kern Júnior does not hold management positions in other companies or third sector organizations.

Education: Bachelor's degree in mechanical engineering from the Federal University of Rio Grande do Sul, 1982. Several specialization courses in management and leadership, including strategic management programs at INSEAD/France and Wharton/USA. Course for Board Members from IBGC (Brazilian Institute of Corporate Governance), in 2015.

Statements: Mr. Mauro Kern Júnior declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Mauro Kern Júnior declared to the Company that she is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Mauro Kern Júnior declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Todd Messer Freeman	Dec. 20, 1959	Member only of the Board of Directors	Apr. 29, 2025	2 years	September 1st, 2021
71

000.000.000-00	Administrator	Independent (effective) member of the Board of Directors	Apr. 29, 2025	No
Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i)   Embraer S.A.: Member of the Board of Directors since September 2021. Company’s Main Activity: Aeronautics.

e)

(ii)  Nordic Aviation Capital: Special Advisor to the President from 2019 to 2022. Company’s Main Activity: Aircraft Leasing.

Management positions held in other companies or third sector organizations: Mr. Todd M. Freeman holds the following positions in other companies or third sector organizations: (a) Chairman of the Executive Committee of Airlink;

Education: BA from Lehigh University in Accounting & Finance in 1982 and MBA in Finance & Strategic Planning obtained in 1987 from the Wharton School of the University of Pennsylvania and M.A. International Studies, obtained in 1987.

Statements: Mr. Todd M. Freeman declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Todd Messer Freeman declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Todd M. Freeman declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company			Description of another job/function
Kevin Gregory McAllister	Jun. 6, 1963	Member only of the Board of Directors	Apr. 29, 2025	2 years	September 1st, 2021
000.000.000-00	Engineer	Independent (effective) member of the Board of Directors	Apr. 29, 2025	No

72

Member of the Strategy and Innovation Committee
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors since September 2021. Company’s Main Activity: Aeronautics.

(ii)  AE Industrial Partners LP: Senior Operating Partner since 2020. Company’s Main Activity: Aerospace Investor.

(iii) Boeing Company: President and CEO of Boeing Commercial Airplanes (BCA) and Executive Vice President of The Boeing Company from 2016 to 2019. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Kevin Gregory McAllister serves as Chairman of the Board of Directors of ORBIS International (a global organization dedicated to preserving and restoring vision through partnerships for affordable eye and ophthalmological care).

Education: Bachelor’s degree in Metallurgical and Material Engineering from the University of Pittsburgh obtained in 1986.

Statements: Mr. Kevin Gregory McAllister declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Kevin Gregory McAllister declared to the Company that he is an independent member, in accordance with the independence criteria defined in the Novo Mercado Regulations.

Mr. Kevin Gregory McAllister declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Information regarding representatives of non-shareholder employees of the Company and representatives of CIEMB – Clube de Investimentos dos Empregados da Embraer:

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
73

Other positions or roles held in the company			Description of another job/function
Maria Antonieta Rosina Tedesco de Oliveira	Oct. 16, 1962	Member only of the Board of Directors	Apr. 29, 2025	2 years	April 15,2015
100.581.568-28	Business Administrator	Effective member of the Board of Directors	Apr. 29, 2025	No
Supervisor of tax obligation activities in Brazil

Main professional experiences in the last five years:

(i)   Embraer S.A.: Alternate member of the Board of Directors since 2015 and Supervisor of tax obligation activities in Brazil from May 2001 to October 2020 and Y Career in the Tax area. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo does not hold management positions in other companies or third sector organizations.

Education: bachelor’s degree in Economic Science from the Universidade Vale do Paraíba in São José dos Campos obtained in 1989; bachelor’s degree in Business Administration from the Universidade de Taubaté, earned in 1986; bachelor’s degree in Mathematics from the Universidade Bandeirante obtained in 1999; Post-Graduate degree in Business Administration (esquema I) from the Universidade Campos Sales earned in 1994 and post-graduate degree in Tax Accounting Planning from the Pontifícia Universidade Católica de São Paulo – PUC obtained in 2013.

Statements: Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mrs. Maria Antonieta Rosina Tedesco de Oliveira Pêgo declared to the Company that she is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Start date of first term
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions or roles held in the company			Description of another job/function
Alexandre Magalhães Filho	Jan. 14, 1953	Member only of the Board of Directors	Apr. 29, 2025	2 years	April 15,2015

74

435.782.848-15	Accountant	Alternate member of the Board of Directors	Apr. 29, 2025	No
No

Main professional experiences in the last five years:

(i)       Embraer S.A.: Member of the Board of Directors from 2015 until the AGM to be held in 2025; Budget Supervisor, Advisor to the Controller and Economic Planning and Pricing Manager from 1986 to 2008; Cost Manager from 2008 to 2016, Accounting, Cost and Tax Process Manager and Financial Process Manager from 2016 to 2022. Main activity of the company: Aeronautics;

(ii)      Clube de Investimentos dos Empregados da Embraer (CIEMB) - Member of the Board from 2017 to 2025. Main activity of the company: Investment club.

(iii)    Cooperativa dos Empregados da Embraer (Cooperemb) from 2009 to 2011 and from 2021 to 2022 and Director since April 2022.

Management positions held in other companies or third sector organizations: Mr. Alexandre Magalhães Filho does not hold management positions in other companies or third sector organizations.

Education: Bachelor’s degree in Accounting from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, obtained in 1975; Specialization in in Budget Performance from the School of Economic and Administrative Sciences Professor Ulisses Vieira in 1975.

Statements: Mr. Alexandre Magalhães Filho declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity

Mr. Alexandre Magalhães Filho declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Start date of first term
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions or roles held in the company			Description of another job/function
Edmilson Saes	Feb. 13, 1962	Member only of the Board of Directors	Apr. 29, 2025	2 years	April 28,2023
025.990.858-45	Engineer	(Effective) member of the Board of Directors	Apr. 29, 2025	No

75

Product Development Engineer
Professional experience / Statement of any adverse judgments

Main professional experiences in the last five years:

(i) Embraer S.A.: Member of the Board of Directors from April 2019 to April 2021 and reelected since 2023; Product/Systems Development Engineer, since 2015. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Edmilson Saes does not hold management positions in other companies or third sector organizations.

Education: bachelor’s degree in Civil Engineering from the Universidade do Vale do Paraíba earned in 1986; post-graduate degree in Business Strategic Management from the Instituto Nacional de Pós Graduação (INPG) obtained in 2000, Aircraft Design course at the University of Kansas in 2001, and Board Member course at the Instituto Brasileiro de Governança Corporativa in 2019.

Statements: Mr. Edmilson Saes declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity

Mr. Edmilson Saes declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Name	Date of Birth	Management body	Date of election	Term of office	Start date of first term
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder
Other positions or roles held in the company			Description of another job/function
Ricardo Alves Lima	June, 6, 1976	Member only of the Board of Directors	April 29, 2025	2 years	N/A
148.869.008-10	Electrical Technician	Alternate member of the Board of Directors	April 29, 2025	No
Methods and Processes Technician
Professional experience / Statement of any adverse judgments
76

Main professional experiences in the last five years:

(i) Embraer S.A.: Methods and Processes Technician since 2007. Company’s Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mr. Ricardo Alves Lima does not hold management positions in other companies or third sector organizations.

Education: Electrotechnician from the State Technical School “Dr. Domingos Minicucci Filho” in 1998.

Statements: Mr. Ricardo Alves Lima declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity

Mr. Ricardo Alves Lima declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

7.3 - Composition of the Statutory Committees and the Audit, Financial and Compensation Committees

Not applicable, since the Board of Directors will deliberate on the new composition of the independent committees and will appoint the members at the first meeting to be held after the inauguration, scheduled for April 29, 2025.

7.5 - Existence of a marital relationship, stable union or kinship up to the 2nd degree between:

(a) administrators of the issuer

There is no marital relationship, stable union or kinship up to the second degree between administrators of the Company.

b) administrators of the issuer and (ii) administrators of direct or indirect subsidiaries of the issuer

Issuer administrator	Controlled, direct or indirect	Related person	Relationship
Nelson Pedreiro	EVE HOLDING, INC	Sérgio Pedreiro	Brother (1st degree by consanguinity)

(c) managers of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer

Not applicable, given that the Company does not have controlling shareholders.

(d) managers of the issuer and (ii) managers of the direct or indirect controlling companies of the issuer

Not applicable, given that the Company does not have controlling shareholders

7.6 – Report on relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between administrators of the issuer and: (a) a company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, the entire share capital, (b) a direct or indirect controller of the issuer; (c) if relevant, a supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons.

Not applicable.

77

Annex V – INFORMATION ABOUT THE CANDIDATES FOR THE FISCAL COUNCIL

(Items 7.3 to 7.6 of the Brazilian Annual Report of RCVM 80)

7.3 - Composition and professional experience of the Management and Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Mario Ernesto Vampré Humberg	July 24, 1963	Fiscal Council	April 29, 2025	1 year
057.161.178-80	Economist	42 - Chair of the F.C. Elected by Common Minority Shareholders	April 29, 2025	No	April 29, 2020
No.

Main professional experiences in the last five years:

(i)       Embraer S.A.: Member of the Fiscal Council since April 2020 and Chair of the Fiscal Council since May 2023. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations:

(i)       Associação Paraolímpica de Campinas (APC) – Chair of the Fiscal Council since May 2023. NGO's Main Activity: Training people with disabilities with a view to social inclusion through the promotion and development of sporting activities.

Education: Economics from the University of São Paulo (São Paulo, Brazil) in 1989 and an extension course in Controllership from Faculdade Trevisan (São Paulo, Brazil) in 1997. MBA in Accounting, Auditing and Controllership from Faculdade Trevisan in 2025.

Statements: Mr. Mario Ernesto Vampré Humberg declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Mario Ernesto Vampré Humberg has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

78

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Patricia Leisnock	July 9, 1973	Fiscal Council	April 29, 2025	1 year
133.012.558-41	Chief Financial Officer	48 - F.C.(Alternate) Elected	April 29, 2025	No	5
No.

The main professional experiences in the last five years are:

(i)       Embraer S.A.: Alternate member of the Fiscal Council since November 2024. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations: Mrs. Patricia Leisnock does not hold management positions in other companies or third sector organizations.

Education: Bachelor's Degree in Accounting – FEAO, 1998, Training in Governance, Risk and Compliance - KPMG Risk University, São Paulo, Brasil, 2020 Advanced Boardroom Program for Women - Saint Paul Escola de Negócios, São Paulo, Brasil, 2019 and MBA in Healthcare Management Gestão de Saúde - INSPER and EINSTEIN, São Paulo, Brasil, 2005.

Statements: Mrs. Patrícia Leisnock declared, for all legal purposes, that, in the last 5 years, she has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mrs. Patricia Leisnock has declared to the Company that she is not a politically exposed person as defined in applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Carla Alessandra Trematore	October 10, 1975	Fiscal Council	April 29, 2025	1 year
248.855.668-86	Accountant	F.C. (Effective) Elected. Vice Chair of the Fiscal Council	April 29, 2025	No	April 26,2022
No.

79

The main professional experiences in the last five years are:

(i)           Embraer S.A.: Effective member of the Fiscal Council since April 2023, Vice-Chair since April 2024 and alternate member from April 2022 to April 2023. Company's Main Activity: Aeronautics.

(ii)         Natura &Co Holding S.A.: Effective member of the Supervisory Board since April 2024. Main activity of the company: Development, manufacture and marketing of cosmetics, perfumery and personal hygiene products.

(iii)        Americanas S.A.: Independent Member of the Audit Committee since September 2024. Company's Main Activity: Retail of various categories, such as electronics, home appliances, fashion, food and household goods.

(iv)        Allied Brasil.: Independent Member of the Board of Directors since September 2023 and Independent Member of the Audit Committee since June 2021. Company's Main Activity: Consumer electronics retail.

(v)         Cosan S.A.: Independent member of the Audit Committee since August 2023. Effective member of the Fiscal Council from April 2022 to April 2023 and alternate member from April 2018 to March 2022; Company's Main Activity: Energy.

(vi)        RUMO S.A.: Effective member of the Fiscal Council since April 2023 and alternate member from July 2020 to April 2023. Company's Main Activity: Logistics operator.

(vii)      Agrogalaxy Participações S.A.: Independent member of the Audit Committee since December 2022. Company's Main Activity: Retail of agricultural inputs and agribusiness services,

(viii)     CI&T.: Independent member of the Board of Directors and Audit Committee since September 2022. Company's Main Activity: Digital solutions.

(ix)        BR Advisory Partners Participações.: Independent member of the Board of Directors and Audit Committee of BR Advisory Partners Participações since April and February 2022, respectively; Company's Main Activity: Investment banking.

(x)         Localiza.: Member of the Fiscal Council since May 2021. Company's Main Activity: Car rental.

(xi)        ISA CTEEP.: Member of the Fiscal Council since April 2019. Company's Main Activity: Electricity transmission company.

(xii)      Ânima Educação.: Member of the Fiscal Council since October 2018. Company's Main Activity: Higher education.

(xiii)     Comgás.: Member of the Fiscal Council since April 2018. Company's Main Activity: Piped natural gas concessionaire.

(xiv)     Grupo Oncoclínicas.: Independent Member of the Audit Committee, from June 2021 to May 2024. Company’s Main Activity: Management and administration of oncology services.

(xv)      BRB – Banco de Brasília.: Member of the Board of Directors from December 2020 to March 2021. Company’s Main Activity: Financial institution.

(xvi)     Via Varejo.: Member of the Fiscal Council from April 2017 to April 2018 and from April 2019 to June 2020. Company's Main Activity: Electronics and furniture retail.

Management positions held in other companies or third sector organizations: Mrs. Carla Alessandra Trematore does not hold management positions in other companies or third sector organizations.

Education: Bachelor's degree in Computer Science from Universidade Estadual Paulista - UNESP, completed in 1996. Accounting Sciences from the Pontifical Catholic University of Minas Gerais - PUC Minas, completed in 2018.

Statements: Mrs. Carla Alessandre Trematore declared, for all legal purposes, that, in the last 5 years, she has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mrs. Carla Alessandra Trematore has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Magali Rogéria de Moura Leite	July 24, 1971	Fiscal Council	April 29, 2025	1 year
019.732.627-70	Member of the Board of Directors and Fiscal Council	48 - F.C.(Alternate) Elected	April 29, 2025	No	April 28, 2023
No.
80

The main professional experiences in the last five years are:

(i)       Embraer S.A.: Alternate member since April 2024 and independent member and Vice-Chair of the Fiscal Council, form April 2023 to April 2024. Company’s Main Activity: Aeronautics.

(ii)     Terra Santa S.A.: Member of the Board of Directors since April 2023. Company's Main Activity: Agribusiness.

(iii)    Via Varejo S.A.: Member of the Fiscal Council since April 2021. Company's Main Activity: Retail and digital banking.

(iv)    Comerc Energia: Member of the Audit Committee since August 2021 Company's Main Activity: Renewable energy.

(v)     Tecnisa.: Member of the Fiscal Council from September 2020 to September 2022. Company's Main Activity: Construction.

(vi)    Eletrobrás - Furnas.: Member of the Board of Directors from November 2018 to October 2021. Company's Main Activity: Energy.

Management positions held in other companies or third sector organizations: President of IBEF SP biennium 2023-2025.

Education: Graduated in Accounting Sciences - Fipecafi with an MBA in Business Management -IBMEC and a Postgraduate Degree in Economic Analysis -UFRJ

Statements: Mrs. Magali Rogéria de Moura Leite declared, for all legal purposes, that, in the last 5 years, she has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mrs. Magali Rogéria de Moura Leite has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Alexandre Navarro Garcia	August 26, 1966	Fiscal Council	April 29, 2025	1 year
385.346.061-53	Management Member	45 - F.C.(Alternate) Elected by Common Minority Shareholders	April 29, 2025	No	April 25, 2024
No.
81

The main professional experiences in the last five years are:

(i)       Embraer S.A.: Effective member of the Fiscal Council since November 2024. Company’s Main Activity: Aeronautics.

(ii)      Faculdade Miguel Arraes: General Director (Rector) since August 2021. Main activity: Higher education training (in the process of recognition with the MEC/INEP)

(iii)     Infraero: Member of the Fiscal Council since April 2021. Main activity: Airport administration and operation and exploitation of airport infrastructure.

(iv)    Member of the Board of Directors of Riogaleão from April 2021 to September 2021. Main Activity: Administration and operation of Tom Jobim International Airport/RJ

(v)      FGV: Member of the Mediation and Arbitration Chamber; since 2018. Main activity: Mediation and Arbitration

Management positions held in other companies or third sector organizations: Fundação João Mangabeira. Vice-President, since 2019. Main activity: Research, political education, production of Government Plans and Programs

Education: Bachelor's degree in administration and academic master's degree (Me.) in Comparative Studies on the Americas, postgraduate degree in Public Management (ENAP), in Parliamentary Advisory and Legislative Process, both University of Brasília (UNB), and in Legislative Law (UFMS), with a specialization in Mediation and Arbitration (FGV). He is certified in “Improvement in Governance, Integrity and Capital Markets for Administrators of Public Companies and Mixed Economy Companies” (IBGC) and “Prevention of money laundering and financing of terrorism”, “Prevention and fight against corruption” and “Management risk for the Bank’s administrators, directors and advisors” (BRB).

Statements: Mr. Alexandre Navarro Garcia declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Alexandre Navarro Garcia has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Leonardo José da Silva Neves Gonzaga	February 25, 1977	Fiscal Council	April 29, 2025	1 year
071.082.207-33	Accountant	48 - F.C.(Alternate) Elected	April 29, 2025	No	November 14, 2024
No.

The main professional experiences in the last five years are:

(i)       Embraer S.A.: Alternate member of the Fiscal Council since November 20244. Company’s Main Activity: Aeronautics.

(ii)     BIOMM S.A.: Member of the Audit Committee from March 2018 to April 2022

(iii)    Energisa S.A.: Alternate member of the Fiscal Council from April 2023 to April 2024. Company’s Main Activity Electricity sector

Education: Accountant graduated from the State University of Rio de Janeiro - UERJ. He holds an MBA in Corporate Finance from IBMEC, CFG Certification from ANBIMA and Fiscal Advisor Certification from IBGC.

Management positions held in other companies or third sector organizations: Mr. Leonardo José da Silva Neves Gonzaga does not hold a management position in other companies or third sector organizations.

Statements: Mr. Leonardo José da Silva Neves Gonzaga declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Leonardo José da Silva Neves Gonzaga has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
82

CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Elvira Baracuhy Cavalcanti Presta	June 18, 1968	Fiscal Council	April 29, 2025	1 year
590.604.504-00	Management member	48 - C.F. (Effective) Elected	April 29, 2025	No	April 29, 2024
No.

The main professional experiences in the last five years are:

(i)   Embraer S.A.: effective member of the Fiscal Council since April 2024. Company’s Main Activity: Aeronautics.

(ii)  Gerdau S.A: effective member of the Fiscal Council since April 2024. Company’s Main Activity: Steel.

(iii) Eletrobras: CFO/VP of Finance and IR, from March 2019 to September 2023 and Interim President, from March to May 2021. Company’s Activity: electricity sector.

Management positions held in other companies or third sector organizations: Mrs. Elvira Baracuhy Cavalcanti Presta has been a Board Member since February/2023, IBEF-SP (Brazilian Institute of Finance Executives), pro bono.

Education: Bachelor's and Master's degrees in Business Administration (UFPE). Advanced Program for CEOs, Board Members and Presidents, by Saint Paul Business School. Course for Members of the Board of Directors (IBGC).

Statements: Mrs. Elvira Baracuhy Cavalcanti Presta declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mrs. Elvira Baracuhy Cavalcanti Presta declared to the Company that she is a politically exposed person, as defined in the applicable regulations, as she held the position of Executive Officer of Eletrobrás from March 2019 to September 2023, and Eletrobrás was privatized in June 2022.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Patrícia Valente Stierli	May 19, 1956	Fiscal Council	April 29, 2025	1 year
010.551.368-78	Management member	45 - F.C.(Alternate) Elected	April 29, 2025	No	N/A
83

No.

The main professional experiences in the last five years are:

(i)           WEG S.A.: Member of the Fiscal Council, from April 2022 to April 2025. Company’s Main Activity: Mechanics.

(ii)         Petrobrás S.A.: Member of the Fiscal Council, from 2020 to 2022 since 2022 - Company’s Main Activity: Oil

(iii)        CSA S.A.: Member of the Fiscal Council, from 2020 to 2021 - Company’s Main Activity: Steel.

Management positions held in other companies or third sector organizations: Mrs. Patrícia Valente Stierli is: (i) Chair of the Fiscal Council at Organização Gestora Fundo Patrimonial Sociedade Beneficente de Senhoras Hospital Sírio Libanês since April 2022 and (ii) Member of the Board of Directors of CIEE Centro de Integração Empresa Escola.

Education: Business Administration from EAESP (Fundação Getúlio Vargas)

Statements: Mrs. Patrícia Valente Stierli declared, for all legal purposes, that, in the last 5 years, she has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Ms. Patrícia Valente Stierli declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Raphael Manhães Martins	February 8, 1983	Fiscal Council	April 29, 2025	1 year
096.952.607-56	Lawyer	48 - C.F. (Effective) Elected	April 29, 2025	No	April 25, 2024
No.

84

The main professional experiences in the last five years are:

(i)           Embraer S.A.: Member of the Fiscal Council since April 2024. Company’s Main Activity: Aeronautics.

(ii)         Light S.A.: Member of the Board of Directors, since 2023. Main Activity: Electric energy.

(iii)        Americanas S.A.: Member of the Fiscal Council since 2023. Main activity: Retail.

(iv)        Oi S.A.: Member of the Board of Directors, since 2021. Main activity: Telecommunications.

(v)         Cielo S.A.: Member of the Fiscal Council from 2022 to 2023. Main activity: Payment methods; financial services.

(vi)        Bradespar S.A.: Member of the Fiscal Council from 2022 to 2023. Main activity: Holding.

(vii)      Copel S.A.: Member of the Fiscal Council from 2021 to 2023. Main activity: Electric energy.

(viii)     Smiles S.A.: Member of the Fiscal Council from 2021 to 2021. Main activity: Commerce.

(ix)        Eternit S.A.: Member of the Board of Directors, from 2015 to 2020. Main activity: civil construction.

Management positions held in other companies or third sector organizations: Mr. Raphael Manhães Martins does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Laws from the State University of Rio de Janeiro (UERJ).

Statements: Mr. Raphael Manhães Martins declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity..

Mr. Raphael Manhães Martins declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Start date of first term
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Adjarbas Guerra Neto	June 1, 1976	Fiscal Council	April 29, 2025	1 year
181.842.828-85	Accountant and Lawyer	45 - F.C.(Alternate) Elected	April 29, 2025	No	April 29, 2023
No.
85

The main professional experiences in the last five years are:

(i)       Embraer S.A.: Alternate member of the Fiscal Council since April 2023. Main activity of the company: Aeronautics

(ii)      DEXCO S.A: Financial specialist member of the Statutory Audit and Risk Management Committee, since 2022. Main Activity of the Company: Specialized wholesale trade of construction materials.

(iii)    Banco BV S.A.: member of the fiscal council since April 2024. Company’s Main Activity: banking

(iv)    Votorantim Cimentos S.A: Global Officer of GRC and Internal Audit from February 2019 to February 2025.

Management positions held in other companies or third sector organizations: Mr. Adjarbas Guerra Neto does not hold management positions in other companies or third sector organizations.

Education Bachelor of Law from São Judas Tadeu University - 2013; Master in Accounting and Actuarial Sciences from PUC/SP – 2008; MBA in Capital Markets from FEA/USP – 2005; Bachelor of Accounting Sciences from PUC/USF – 1998.

Statement: Mr. Adjarbas Guerra Neto declared, for all legal purposes, that, in the last 5 years, he has not been subject to the effects of any criminal conviction, any conviction or application of penalty in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and any final conviction in the judicial sphere or subject to a final administrative decision, which had the effect of suspension or disqualification for the practice of any professional or commercial activity.

Mr. Adjarbas Guerra Neto declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

7.4 - Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

7.5 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer's management, (b) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect subsidiaries, (c) (i) members of the management of the issuer or of its direct or indirect subsidiaries and (ii) the issuer's direct or indirect controlling shareholders, and (d) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect controlling shareholders:

No such relationships exist in connection with the members of the Fiscal Council.

7.6 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer's management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire capital stock; (b) the issuer's direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons

No such relationships exist in connection with the members of the Fiscal Council.

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Annex V – MANAGEMENT COMPENSATION

(Pursuant to art. 13, item II, of CVM Resolution 81/22)

8.1 Compensation policy or practice

8.1 - Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees and audit, risk, finance and compensation committees, addressing the following aspects

(a)              Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the websites where the document is available

The Company currently has a Management Compensation Policy applicable to all directors, committee members and statutory board of executive officers, the latest revisions of which were approved by the Board of Directors on October 26, 2018.

The Policy above mentioned is available on the Company's IR website (https://ri.embraer.com.br/governanca/politicas/) and on the website of the Brazilian Securities and Exchange Commission (www.gov.br/cvm) and the purpose policies is to attract and retain highly qualified professionals who are aligned with the Company's principles and values and with the shareholders' objectives.

Accordingly, the Company bases its policies on the monitoring of the external environment and compares compensation practices, on an annual basis, with reference markets, comprised of companies that compete in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a compensation strategy similar to that which the Company practices.

(b)             Practices and procedures adopted by the board of directors to determine the individual compensation of the members of the board of directors and board of executive officers, informing:

i.       The boards and committees that participate in the decision-making process, identifying how they participate.

Once the aggregate compensation has been determined by the General Meeting, the Board of Directors is responsible for resolving on the individual distribution of the compensation of the Board of Directors, the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers) and the Fiscal Council, if in place, as well as for approving the compensation of the advisory committees.

The People and ESG Committee, in accordance with its internal regulations revised by the Board of Directors on August 12, 2021, aims to advise the Board of Directors in defining and approving the Company's salary and human resources policy, with regard to remuneration and benefits criteria, as well as the management’s individual compensation.

In addition, the People and ESG Committee is responsible for managing long-term incentive programs.

87

ii. criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The amounts of compensation paid by the Company to the members of the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers), Board of Directors and Committees are periodically compared with the amounts paid by the market and consider the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a compensation strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research conducted by external consultancies and specialized in the subject.

iii.       How often and how the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors, with the recommendation of the Human Resources and ESG Committee, annually assesses the compensation metrics, based on updated market research and data, guided by the Company's Compensation Policy and taking into account the Company's economic and financial reality. Priority should be given to the retention of executives and the alignment of their earnings with those of shareholders. In this sense, the greater the impact of the position on the Company's results, the more weight should be attributed to the variable portions of the compensation – Short Term Incentive (ICP) and Long-Term Incentive (ILP), reflecting, respectively, the profitability and valuation of the Company. The ILP will only be a reference value for the current fiscal year and the acquisition of the right to its receipt will take place at a future date, according to the conditions set forth in the specific policy.

(c)              Composition of compensation, informing:

i.                 Description of the compensation elements and the objectives of each one

The following are considered as compensation elements:

•      Fixed compensation: includes salary or fees, direct and indirect benefits and compensation for participation in committees, among others, for the purpose of short-term rewarding.

•      Variable compensation: includes bonuses, profit sharing, among others, for the purpose of short- and medium-term rewarding.

f)

•      Stock-based compensation: long-term incentive program (or ILP) that comprises phantom shares, for the purpose of medium- and long-term rewarding.

88

Board of Directors

Members of the Board of Directors receive a monthly fixed compensation and are offered, optionally, group life insurance and health insurance, provided that the members of the Board of Directors bear all inherent costs. There is no variable compensation for this body. The purpose of paying exclusively a fixed compensation to the members of the Board of Directors is to be aligned with best market practices.

Advisory Committees

Members of the advisory committees (Audit, Risk and Ethics, People and ESG and Strategy and Innovation Committees) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). There is no variable compensation for members of the committees. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices. Members of the Board of Directors appointed to compose the advisory committees may accumulate the compensations applicable to the positions held.

Board of Executive Officers

Members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive:

(a)              Fixed Monthly Compensation: determined on an annual basis based on market references, with the Board of Directors updating such values as it deems necessary each year, as detailed above.

(b)              Direct and Indirect Benefits: group life insurance, health insurance and private pension equivalent to those offered to the Company's employees.

(c)              Short-term Incentives ("ICP"): The members of the Board of Executive Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company's short-term strategy.

(d)              Long-Term Incentives ("ILP"): The members of the Board of Executive Officers are eligible to participate in long-term incentive plans, which, through the phantom shares mechanism, reward executives for achieving goals that support the Company's medium- and long-term strategic objectives.

The planned ILP amounts shall be determined based on market references, subject to the conditions set forth in the respective incentive instruments and are described in detail in item 8.4 of the Brazilian Annual Report (Formulário de Referência).

Both portions of the ICP and ILP variable compensation are intended to align executives with the shareholders' objectives and with the Company's sustainability.

Both the fixed and variable compensation of the members of the Board of Executive Officers are established, in accordance with market standards, through surveys conducted by consulting firms specialized in the subject.

89

Fiscal Council

Members of the Fiscal Council receive a fixed monthly salary, which is approved, on an annual basis, at the Annual General Shareholders’ Meeting, and is in accordance with the limits set forth in Paragraph 3 of Article 162 of Law No. 6,404/76.

No direct or indirect benefits are currently offered to the members of the Fiscal Council.

Objectives of the compensation elements and alignment with the issuer's short, medium and long-term interests

The Company´s compensation practices aim to convey the Company’s strategy and stance in adopting compensation modalities compatible with the market and in order to attract, retain and recognize professionals, aligning individual objectives with business objectives, as well as technical and economic-financial conditions, in a system of partnership and sharing of the wealth generated, encouraging everyone to seek to achieve and exceed previously agreed results. The Management Compensation Policy can be found on the Company’s IR website (https://ri.embraer.com.br/governanca/politicas/).

Embraer aims to maintain a competitive compensation for its management compared to the market, in order to retain and attract management members that enable the achievement of its short-, medium- and long-term goals.

A significant portion of the short-term variable compensation depends directly on the achievement of actual targets by professionals, as detailed below. The payment of the short-term variable compensation is also tied to the Company´s performance, assuming the achievement of the goals defined by the Board of Directors. Accordingly, compensation is linked to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

For information on the Company’s long-term variable compensation, see item 8.4 of this Brazilian Annual Report (Formulário de Referência).

90

Proportion of each element in the total compensation

According to the structure of the Company’s Compensation Policy, the proportion of each element in the total compensation may vary depending on the Company's results.

The table below shows the proportion of each element in the total compensation for the year ended December 31, 2024:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Share-based Compensation	Grand Total
Board of Directors	74.36%	25.64%	-	-	-	-	100.00%
Statutory Board of Executive Officers	10.86%	-	1.25%	21.32%	-	66.57%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended, December 31, 2023:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Compensation Based on shares	Grand Total
Board of Directors	77.41%	22.59%	-	-	-	-	100.00%
Statutory Board of Executive Officers	23.90%	-	2.77%	38.57%	-	34.76%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended, December 31, 2022:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Compensation Based on shares	Grand Total
Board of Directors	79.70%	20.30%	-	-	-	-	100.00%
Statutory Board of Executive Officers	37.99%	-	3.90%	58.11%	-	-	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

91

Calculation and adjustment method for each of the compensation elements

The amounts of compensation paid by the Company to the members of the Board of Executive Officers (including the Statutory Board of Executive Officers and the Non-Statutory Board of Executive Officers), Board of Directors and Committees are periodically compared with the amounts paid by the market and consider the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a compensation strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research conducted by external consultancies and specialized in the subject.

Total compensation amounts should be planned annually, based on market research and taking into account the Company's economic and financial reality. Priority should be given to the retention of executives and the alignment of their earnings with those of shareholders. In this sense, the greater the impact of the position on the Company's results, the more weight should be attributed to the variable portions of the compensation - ICP and ILP, reflecting, respectively, the profitability and valuation of the Company. The ILP shall only be a reference for the current fiscal year and vesting shall occur on a future date, in accordance with the conditions set forth in in a specific policy.

Key performance indicators that are taken into account to determine each element of the compensation

The performance indicators that are taken into account to determine the short-term variable compensation are (i) annual assessment of the "Action Plan", an instrument entered into with each statutory and non-statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) the Company’s global performance result.

Thus, the ICP and ILP compensation vary based on the Company’s economic results and the operating income.

In the ICP, the amount to be effectively paid to executives in each fiscal year is tied to the respective individual Action Plans and its determination varies directly based on the achievement of the results set forth therein. The content of the Action Plan is revised annually through the Corporate Planning cycle and approved by the Company's Board of Directors, which also includes the definition of the indicators to be observed each year.

The ILP is related to the appreciation of the Company’s shares and performance targets specifically established in the Plan. For more information, see information in item 8.4 of this Brazilian Annual Report (Formulário de Referência).

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For 2023 and 2024, among the targets set out in the Executive Officers’ Action Plans, which make up their variable remuneration, there were targets related to the environment and diversity, in the context of ESG, and the same will happen for 2025.

Below, we share some examples of ESG-related targets, which, jointly with others, make up the individual priorities of Statutory and Non-Statutory Executive Officers:

Reduction in the relative consumption of natural gas in production units;

Increase in the number of women in leadership positions and Engineering specialization programs; and Diversity in entry-level programs.

The targets are reviewed annually. New targets may compose the individual priorities of this group depending on the challenges identified by the board of directors and the board of executive officers for the coming years. Among the variable compensation programs to which the Statutory and Non-Statutory executive officers are eligible, only the Short-Term Incentive is impacted by the aforementioned targets.

Therefore, each executive is assessed, on an annual basis, based on the achievement of their Action Plan and their short-term variable compensation is influenced by this result.

ii.            Reasons that justify the composition of the compensation Board of Directors and Advisory Committees

The main objective is to attract members with reputation and suitable profiles, remunerating them in a manner compatible with the market and thus providing the necessary conditions for them to better perform their duties. Reference values are obtained from the results of specialized surveys, carried out with companies similar in size to Embraer.

For the purposes of companies of similar size, those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc., are considered.

Statutory and Non-Statutory Board of Executive Officers

Total compensation amounts are planned annually based on market research with companies of size, complexity and challenges equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of their components (Fixed and Variable Compensation, Short- and Long-Term Incentives). The Company favors the retention of its executives and aims to maintain and attract highly qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company's shareholders. In addition, the objective is to ensure that executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

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Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Article 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

iii.          Existence of unpaid members and the reasons for this fact

No members of the board of directors, advisory committees, board of executive officers or fiscal council are unpaid for the positions they hold in the Company.

d.            Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of management and members of the Fiscal Council of Embraer. Additionally, the Company does not have a direct or indirect controlling shareholder.

e.            Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of issuer's corporate control

There is no compensation or benefit linked to the occurrence of a specific corporate event.

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8.2 Total compensation by Board

Total compensation forecast the current Fiscal Year – Dec. 31, 2025 – Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	11.00	4.00	5.00	20.00
Clarification
Annual fixed compensation
Salary or "pro-labore"	12,837,262.29	8,596,825.56	1,287,256.68	22,721,344.54
Direct and indirect benefits	0.00	935,481.46	0.00	935,481.46
Participation in committees	4,194,823.87	0.00	0.00	4,194,823.87
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	15,547,950.00	0.00	15,547,950.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	56,548,965.39	0.00	56,548,065.39
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP.
Total compensation	17,032,086.16	82,329,803.3081.628.322,41	1,287,256.68	99,947,665.26

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Total compensation for the Fiscal Year on Dec. 31, 2024 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11	4	5	20
No. of paid members	11	4	5	20
Clarification
Annual fixed compensation
Salary or "pro-labore"	11,009,345.97	7,835,461.44	1.129.736,49	19.974.543,90
Direct and indirect benefits	0.00	899,940.29	0.00	899,940.29
Participation in committees	3,795,318.36	0.00	0.00	3,795,318.36
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	15,377,746.40	0.00	15,377,746.40
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	48.017.417,27	0,00	48.017.417,27
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP.
Total compensation	14.804.664,33	72.130.565,39	1.129.736,49	88.064.966,22
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Total compensation for the Fiscal Year on Dec. 31, 2023 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.67	4.08	4.67	20.42
No. of paid members	11.67	4.08	4.67	20.42
Clarification
Annual fixed compensation
Salary or "pro-labore"	10,992,648.62	7,360,133.34	969,088.93	19,321,870.89
Direct and indirect benefits	0.00	853,065.72	0.00	853,065.72
Participation in committees	3,207,767.22	0.00	0.00	3,207,767.22
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	11,876,632.00	0.00	11,876,632.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	10,704,885.85	0.00	10,704,885.85
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP.
Total compensation	14,200,415.84	30,794,716.91	969,088.93	45,964,221.68
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Total compensation for the Fiscal Year on Dec. 31, 2022 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	13.00	4.00	4.00	21.00
No. of paid members	13.00	4.00	4.00	21.00
Clarification
Annual fixed compensation
Salary or "pro-labore"	11,228,702.00	7,597,884.43	715,333.36	19,541,919.79
Direct and indirect benefits	0.00	779,582.67	0.00	779,582.67
Participation in committees	2.860.800.00	0.00	0.00	2,860,800.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	11,623,317.00	0.00	11,623,317.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including option)	0.00	0.00	0.00	0.00
Notes	The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Participation in committees refers to the fixed remuneration of members of the Board of Directors who participate in the committees. Amounts related to compensation for participation of external members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP. Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2025-CVM/SEP .
Total compensation	14,089,502.00	20,000,784.10	715,333.36	34,805,619.46

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8.3 Variable Compensation

Fiscal Year: Dec. 12, 2025

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	0.00	4.00	0.00	4.00
Clarification	The Company’s Board of Directors does not receive variable compensation.		The Company’s Fiscal Council does not receive variable compensation.
IN RELATION TO THE BONUS
Minimum amount set forth in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount set forth in the compensation plan	0,00	15.547.950,00	0,00	15.547.950,00
Amount set forth in the compensation plan, if the established targets are achieved	0,00	9.423.000,00	0,00	9.423.000,00
IN RELATION TO PROFIT SHARING
Minimum amount set forth in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount set forth in the compensation plan	0,00	0,00	0,00	0,00
Amount set forth in the compensation plan, if the established targets are achieved	0,00	0,00	0,00	0,00

Fiscal Year: Dec. 12, 2024

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.00	4.00	5.00	20.00
No. of paid members	0.00	4.00	0.00	4.00
Clarification	The Company’s Board of Directors does not receive variable compensation.	The amount realized for the Statutory Board bonus was higher than the maximum amount previously forecast due to a relevant variation in the price of the Company's shares throughout the 2024 fiscal year	The Company’s Fiscal Council does not receive variable compensation.
IN RELATION TO THE BONUS
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	16,086,678.30	0.00	16,086,678.30
Amount set forth in the compensation plan, if the established targets are achieved	0.00	9,749,502.00	0.00	9,749,502.00
Value actually recognized in the fiscal year	0.00	15,377,746.40	0.00	15,377,746.40
IN RELATION TO PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if the established targets are achieved	0.00	0.00	0.00	0.00
Value actually recognized in the fiscal year	0.00	0.00	0.00	0.00

Fiscal Year: Dec. 12, 2023

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	11.67	4.08	4.67	20.42
No. of paid members	0	4.08	0	4.08
Clarification	The Company's Board of Directors does not receive variable compensation.		The Company's Fiscal Council does not receive variable compensation.
IN RELATION TO THE BONUS
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	13,636,500.00	0.00	13,636,500.00
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Amount set forth in the compensation plan, if the established targets are achieved	0.00	9,091,000.00	0.00	9,091,000.00
Value actually recognized in the fiscal year	0.00	11,876,632.00	0.00	11,876,632.00
IN RELATION TO PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if the established targets are achieved	0.00	0.00	0.00	0.00
Value actually recognized in the fiscal year	0.00	0.00	0.00	0.00

Fiscal Year: Dec. 12, 2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total No. of members	13	4	4	21.00
No. of paid members	0	4	0	4.00
Clarification	The Company's Board of Directors does not receive variable compensation.		The Company's Fiscal Council does not receive variable compensation.
IN RELATION TO THE BONUS
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	12,240,000.00	0.00	12,240,000.00
Amount set forth in the compensation plan, if the established targets are achieved	0.00	8,160,000.00	0.00	8,160,000.00
Value actually recognized in the fiscal year	0.00	11,623,000.00	0.00	11,623,000.00

IN RELATION TO PROFIT SHARING
Minimum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount set forth in the compensation plan	0.00	0.00	0.00	0.00
Amount set forth in the compensation plan, if the established targets are achieved	0.00	0.00	0.00	0.00
Value actually recognized in the fiscal year	0.00	0.00	0.00	0.00

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8.4 Stock-based compensation plan

8.4 - Stock-based compensation plan for the board of directors and statutory board of executive officers

The Company currently has a stock-based compensation plan in place, the "Long-Term Incentive Plan for Embraer Executives", approved on February 25, 2014, by the Company's Board of Directors, as amended, and last modified on March 18, 2021 (the “ILP”).

Long-Term Incentive Plan for Embraer Executives (ILP)

a.                        General terms and conditions

The Company's officers and employees, as well as the officers (or equivalents) and employees of its subsidiaries are eligible to participate in the ILP. The ILP is managed by the Board of Directors, which is duly advised by its People and ESG Committee in all its stages, including defining the Participants for each financial year.

The Virtual Shares attributed to each Participant shall be divided into 2 classes, 50% in the form of "Virtual Restricted Shares" and 50% in the form of "Virtual Performance Shares”.

The other terms and conditions of the Program are described in the items below.

b.                       Maximum number of shares covered

Not applicable, as the ILP does not provide for the effective delivery of the Company's shares to the participants.

c.                        Maximum number of options to be granted

Not applicable. There is no granting of stock options under the ILP.

d.                       Vesting conditions

The Board of Directors will be responsible for defining, on an annual basis, who will be the ILP Participants. The conditions for the effective acquisition of shares are linked to the Participants’ time and performance criteria, as duly described in item "f" below.

e.                        Criteria to determine the purchase or exercise price

As described above, the ILP amounts set for participants will be converted into “Virtual Shares” based on the average price (weighted by trading volume) of the shares issued by the Company on B3 (“EMBR3”) in the last 30 trading sessions immediately prior to the 10th day preceding the Grant Date.

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Once the conditions for receiving the ILP amounts are met, as described in item “f” below, the Company will pay the ILP amounts by converting the Virtual Shares into domestic currency (R$) based on the average price (weighted by trading volume) of EMBR3 shares in the last 10 trading sessions prior to the 15th day of the anniversary months.

f.                         Criteria to determine the exercise period

Virtual Restricted Shares: the Participant shall be entitled to receive the cash value, corresponding to all of his or her Virtual Restricted Shares, generally after the third anniversary of the Grant Date.

Virtual Performance Shares: the Participant shall be entitled to receive the cash value corresponding to a certain percentage of his or her Virtual Performance Shares, generally after the third anniversary of the Grant Date, depending on the achievement of the corporate performance targets established by the Company, which are reviewed annually by the Board of Executive Officers and approved by the Board of Directors. The percentage of targets achieved may vary between 75% and 125%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 75% in the calculation period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

The exercise term for the Company's Virtual Shares, whether of the Restricted type or the Performance type, occurs, as a rule, after the third anniversary of the vesting date, except in grants with specific vesting conditions.

The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items "b" and "c”.

g.                       Form of settlement

The ILP shall be settled in cash.

h.                       Restrictions on the transfer of shares

Not applicable, as the ILP does not provide for the effective delivery of the shares, but rather a cash payment linked to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to ILP participants.

i.                         Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the ILP and the rights granted thereunder not yet exercised shall be automatically terminated.

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j. Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of participant's termination due to death or permanent disability before the deadline for acquiring the right to receive the ILP, unless otherwise resolved by the Board of Directors: (i) all Virtual Restricted Shares attributed to him or her shall be converted based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the date of the relevant termination, and payment shall be made together with the payment of the other applicable severance pay; and (ii) with regards to the Virtual Performance Shares, the Participant shall be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the ILP shall be maintained.

In the event of death, payment shall be made to the Participant's successors in accordance with the law.

In the event of termination by decision of the Participant, the Participant shall not be entitled to any ILP payments, unless otherwise decided by the Board of Directors.

In the event of termination by decision of the Company, the participant shall be entitled to partial receipt (full year pro-rata), generally on the third anniversary of the grant (vesting).

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8.5 Stock-based compensation (stock option)

Justification for not completing the table:

The last vesting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was approved on April 19, 2010, was granted on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no stock-based compensation, in the form of stock options, for the board of directors and statutory board of executive officers for the last three fiscal years, nor will there be any for the current fiscal year.

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8.6 Granting of stock options

8.6 - Granting of stock options carried out in the last 3 fiscal years and forecast for the current fiscal year, for the Board of Directors and the Statutory Board of Executive Officers

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was approved on April 19, 2010, was granted on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no granting of stock options for the last three fiscal years, nor will there be any for the current fiscal year.

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8.7 Outstanding options

8.7 - Information on outstanding options held by the Board of Directors and the Statutory Board of Executive Officers, at the end of the last fiscal year

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was approved on April 19, 2010, was granted on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no granting of stock options for the last three fiscal years, nor will there be any for the current fiscal year.

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.

8.8 Options exercised and shares delivered

8.8 Exercised options related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers, in the last three fiscal years

The last granting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was approved on April 19, 2010, was granted on March 20, 2013 and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Therefore, there was no granting of stock options for the last three fiscal years, nor will there be for the current fiscal year.

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8.9 Potential dilution due to share grants

8.9 Stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the income statement of the last 3 fiscal years and that forecast for the current fiscal year, of the Board of Directors and the Statutory Board of Executive Officers:

In the Long-Term Incentive Plan (ILP), there is no actual delivery of shares, and the compensation is fully paid in cash upon maturity, in accordance with the rules of each grant. Therefore, there is no dilution of the Company's share capital even in the event of granting all shares to the beneficiaries.

Vesting forecast for the fiscal year ended December 31, 2025

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members (1)	11.00	4.00
No. of paid members (2)	0.00	4.00
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A

(1)   The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2)   Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

Vesting occurred in the fiscal year December 31, 2024

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members (1)	11.00	4.00
No. of paid members (2)	0.00	4.00
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2)   Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

Vesting occurred in the fiscal year December 31, 2023

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members (1)	11.67	4.08
No. of paid members (2)	0.00	4.08
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A

(1)   The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2)   Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

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Vesting occurred in the fiscal year December 31, 2022

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members (1)	13.0	4.00
No. of paid members (2)	0.00	4.00
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A

(1)   The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2)   Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

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8.10  Vesting of shares

8.10	Vesting of shares related to members of the Board of Directors and Statutory Board, in the last three fiscal years and planned for the current fiscal year

Vesting forecast for the fiscal year ended December 31, 2025

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members	11.00	4.00
No. of paid members	0.00	4.00
Vesting date	N/A	03/13/2025
Number of shares vested	N/A	159,880, of which 79,940 are virtual restricted shares and 79,940 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/13/2028 Virtual performance shares: 100% as of 03/13/2028
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 62.98
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 10,069,242.40

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

Vesting occurred in the fiscal year ended December 31, 2024

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
Total No. of members	11.00	4.00
No. of paid members	0.00	4.00
Vesting date	N/A	03/14/2024
Number of shares vested	N/A	402,874, of which 201,437 are virtual restricted shares and 201,437 are virtual performance shares
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Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/14/2027 Virtual performance shares: 100% as of 03/14/2027
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 22.95
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 9,245,958.30
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.
(2)	Corresponds to the number of Statutory Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

Vesting occurred in the fiscal year ended December 31, 2023

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
	11.67	4.08
No. of paid members	0,00	4.08
Vesting date	N/A	03/09/2023
Number of shares vested	N/A	555,856, of which 277,928 are virtual restricted shares and e 277,928 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/09/2026 Virtual performance shares: 100% as of 03/09/2026
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 16.35
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 9,088,245.60

(1)  The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2. (2) Corresponds to the number of Statutory Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

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Vesting occurred in the fiscal year ended December 31, 2022

Body	Board of Directors	Statutory Board of Executive Officers
Long-Term Incentive Plan (ILP)
	13.00	4.00
No. of paid members	13.00	4.00
Vesting date	N/A	03/11/2022
Number of shares vested	N/A	425,922 of which 212,961 are virtual restricted shares and 212,961 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/11/2025 Virtual performance shares: 100% as of 03/11/2025
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$17.61
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 7,500,486.42
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2025 CVM/SEP.

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8.11          Shares Delivered

Fiscal Year: Dec. 31, 2024

	Board of Directors Statutory Board of Executive Officers	Fiscal Council
Total No. of members	4.00
N No. of paid members	4.00
No. of shares	364,223
Weighted average purchase price	12.37
Weighted average market price of purchased shares	27.28
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	5,430,085.29
Clariication

Fiscal Year: Dec. 31, 2023

	Board of Directors Statutory Board of Executive Officers	Fiscal Council
Total No. of members	4.08
N No. of paid members	4.08
No. of shares	850,095
Weighted average purchase price	11.06
Weighted average market price of purchased shares	18.15
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	6,027,173.55
Clariication

Fiscal Year: Dec. 31, 2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total No. of members		4.00
N No. of paid members		4.00
No. of shares		459,957
Weighted average purchase price		18.99
Weighted average market price of purchased shares		14.24
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares		2,184,795.75
Clariication
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8.12 Shares/Option Pricing

8.12 - Information required to understand the data disclosed in items 8.5 to 8.11 - Pricing method for shares and options

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was carried out on March 20, 2013, and expired on March 20, 2020, when the Company’s Stock Options Program was terminated.

Therefore, we have completed below only the items applicable to the Long-Term Incentive Plan for Executives. For more information about the Plan, see item 8.4 of this Brazilian Annual Report (Formulário de Referência).

(a)       Pricing model

The ILP amounts set for participants will be converted into “Virtual Shares”, based on the average price (weighted by trading volume) of the shares issued by the Company on B3 (“EMBR3”) in the last 30 trading sessions immediately prior to the 10th day preceding the Grant Date.

Once the conditions for receiving the ILP amounts are met, the Company will pay the ILP amounts by converting the Virtual Shares into domestic currency (R$) based on the average price (weighted by trading volume) of EMBR3 shares in the last 10 trading sessions prior to the 15th day of the anniversary months.

(b) Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(c) Method used and assumptions made to incorporate the expected effects of early exercise

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(d) Method of determining expected volatility

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

(e) Whether any other characteristic of the option was incorporated in the measurement of its fair value

Not applicable, since the Company has a Long-Term Incentive Plan that provides for the delivery of shares, and not the granting of options.

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8.13 Interests held by body

8.13 Number of shares, membership units (cotas) and other securities convertible into shares or membership units, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, of the statutory board of executive officers or fiscal council, per board

On December 31, 2024, the members of Embraer's Board of Directors held 750 bonds and 205 common shares of Embraer S.A. The members of Embraer's Fiscal Council held 900 common shares of Embraer S.A. The members of the Statutory Board of Executive Officers did not hold securities of Embraer S.A.. None of the members of management held membership units or other securities convertible into shares in companies controlled by the Company.

.

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8.14 Pension plans

8.14 - Information on pension plans for members of the board of directors and statutory executive officers

The pension plan granted by the Company does not cover the Company’s board of directors. The table below includes information related to the Company's statutory board of executive officers.

a. Body	Statutory Board of Executive Officers.
b. Number of members	i- 4 officers, all participants in the Plan.
c. Number of paid members	ii- 4 officers, all participants in the Plan.
d. Plan name	iii- Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.)
e. Number of members of management who meet the conditions to retire	iv- 1 member is eligible for retirement on December 31, 2025.
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f. Conditions for scheduled retirement

v- 55 years of age;

vi- 120 monthly contributions;

vii- Termination of the employment relationship;

viii- Formal request to the Entity.

or,

i-    60 years of age

ii-   60 monthly contributions;

iii-  Termination of the employment relationship;

g)     iv- Formal request to the Entity.

Important notes:

1)   In the case of founding Participants, the grace period referred to in item "ii" above shall be 60 monthly contributions.

2)  In the case of non-founding Participants who are at least 60 years old, the grace period referred to in item "ii" above shall be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income.

3)  Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintain such link on the date of enrollment in the Retirement Plan.

g. Adjusted amount of cumulative contributions to the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

Employer's Reserve of Total Savings linked to the five Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2024: R$ 3,727,717.02.

We emphasize that the above amount is net of the Administrative Contribution of the Plan.

h. Total amount of accumulated regular contributions made during the last fiscal year, excluding the portion related to the contributions directly made by members of management

Contributions of the Embraer S.A. Sponsor, reverted to the four Executive Officers who are members of the Embraer Prev Plan, related to the 2024 fiscal year: R$ 601,512.12.

Administrative contributions to fund the Plan were set at 0% for the 2025 fiscal year.

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i. Possibility of early redemption and conditions

Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the Company's account, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan:

- Up to 3 years: 0%;

- From 3 years and 1 day to 5 years: 15%;

- From 5 years and 1 day to 9 years: 25%;

- From 9 years and 1 day to 12 years: 35%;

- From 12 years and 1 day to 15 years: 45%;

- From 15 years and 1 day to 20 years: 65%;

- Above 20 years: 75%.

Important notes:

1)       Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan.

2)       Withdrawals may be made on demand up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and of the remaining balance converted into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of 5 years and a maximum period of 30 years.

3)       Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

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8.15 Minimum, average and maximum compensation

Annual amounts

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
No. of members	4.00	4.08	4.00	11.00	11.67	13.00	5.00	4.67	4.00
No. of paid members	4.00	4.08	4.00	11.00	11.67	13.00	5.00	4.67	4.00
Amount of the highest compensation in Real	40,070,930.20	15,251,305.87	8,208,431.89	2,632,586.75	2,531,320.00	2,318,800.00	273,997.77	237,333.36	193,333.36
Amount of the lowest compensation in Real	4,023,530.54	5,950,382.30	1,823,769.59	563,609.92	816,552.00	642,509.96	211,369.68	196,800.00	174,000.00
Average compensation amount in Real	18,032,641.35	7,541,563.32	5,000,196.03	1.345.878,58	1,217,178.50	1,083,807.85	225.947,30	207,661.91	178,833.34

Statutory Board of Directors
	Note	Clarification
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
Dec. 31, 2023

The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

The compensation of the Statutory Board of Executive Officers takes into account the granting of the November 2020 ILP: an extraordinary long-term incentive granted in November 2020 for payment in November 2023, as an incentive for the recovery from the serious crisis resulting from the Covid-19 pandemic.

For the purpose of calculation and payment, it is important to observe the valuation of the EMBR3 share at the time of payment compared to that at the time of the grant.

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Dec. 31, 2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
Board of Directors
	Note	Clarification
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2023	The member with the highest compensation served the Company for 12 months. O valor da The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
Dec. 31, 2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
Fiscal Council
	Note	Clarification
Dec. 31, 2024	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
Dec. 31, 2023	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
Dec. 31, 2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months. The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.
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8.16 Compensation / indemnification mechanisms

8.16 - Contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for members of management in the event of removal from office or retirement

Embraer maintains Civil Liability Insurance Policies for Directors and Officers (D&O), procured with (i) Zurich Minas Brasil Seguros S/A, upon payment of a premium in the amount of US$ 2,042,401.22 with a limit of US$ 20 million and with (ii) Tokio Marine Seguradora S.A., upon payment of a premium in the amount of US$1,175,053.63, with a limit of US$ 30 million in excess, both effective from June 30, 2024 to June 30,2025, with an overall indemnity limit of US$ 50 million.

In addition, at the Company’s Extraordinary General Shareholders' Meeting held on April 29, 2020, the Company’s shareholders approved, by a majority of votes, the inclusion of a new chapter (Chapter X) in the Company's Bylaws, in order to provide for the possibility of entering into indemnity agreements with members of management, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as certain employees of the Company or its subsidiaries.

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8.17.Percentage of related parties in the compensation

8.17 - Percentage of the total compensation of each body recognized in the issuer's income referring to members of the board of directors, the statutory board of executive officers or the fiscal council that are related parties of the direct or indirect controlling shareholders as defined by the accounting rules that regulate this matter, in relation to the last 3 fiscal years and the forecast for the current fiscal year

Not applicable, as the Company does not have direct or indirect controlling shareholders.

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8.18 Compensation – Other positions

8.18 - Compensation of members of the board of directors, the statutory board of executive officers or the fiscal council, per body, for any reason other than the position they hold, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

Not applicable, since the members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council did not receive any remuneration for any reason other than the position they held, in the fiscal years ended on December 31, 2022, December 31, 2023, and December 31, 2024, nor is there any forecast for the current fiscal year to be ended on December 31, 2025.

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8.19 Recognized compensation of controlling shareholder/subsidiary

8.19 - Amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation for members of the board of directors, the statutory board of executive officers or the fiscal council of the issuer, per body, specifying for what purpose these amounts were assigned to such individuals, in relation to the last 3 fiscal years and the forecast for the current fiscal year.

No amounts were recognized in the income of companies under common control and subsidiaries of the Company as compensation for members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council in the fiscal years ended on December 31, 2022, on December 31, 2023, and December 31, 2024, nor is there any forecast for the current fiscal year to end on December 31, 2025.

In the case of amounts recognized in the controlling shareholders' income, it is not applicable to the Company, given that the Company does not have a direct or indirect controlling shareholder.

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8.20 Other material information

8.20 - Other material information Management’s Compensation

Additional clarifications on item “8.2 Total compensation by body”:

Management Compensation

The amounts of management compensation for 2022, 2023, and 2024 and the forecast for 2025, informed in Item 8, are net of charges borne by the Company, in accordance with the guidelines of the Annual Circular Notice 2025 CVM/SEP. Additionally, amounts related to compensation for participation of external members in advisory committees are not included.

If charges and all other lines of compensation were taken into account, the total amount per body would be:

2025 (Forecast)

Board of Directors and Statutory Board of Executive Officers: R$ 76,246 thousand Fiscal Council: R$ 1,545 thousand

Grand Total: R$ 77,790 thousand

2024

Board of Directors and Statutory Board of Executive Officers: R$ 107,591 thousand Fiscal Council: R$ 1,343 thousand

Grand Total: R$ 108.934 thousand 2023

Board of Directors and Statutory Board of Executive Officers: R$ 56,218 thousand (according to the Company's Financial Statements).

Fiscal Council: R$ 1,162.91 thousand

Grand Total: R$ 57,381 thousand 2022

Board of Directors and Statutory Board of Executive Officers: R$ 39,224 mil (according to the Company's Financial Statements).

Fiscal Council: R$ 858.4 thousand

Grand Total: R$ 40,082 thousand

It should be noted that, at the General Shareholders’ Meeting, the Company approves the Management’s compensation for the period between the months of May of the current year and April of the following year.

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8.20 Other material information

hares delivered relating to the stock-based compensation of the Board of Directors and the Statutory Board of Executive Officers, in the last 3 fiscal years:

We clarify that the ILP Program does not involve the actual delivery of shares, but rather the payment in cash linked to the appreciation of the Company's shares, which serve as the basis for a certain number of Virtual Shares attributed to the ILP participants. Therefore, we inform below the number of Virtual Shares actually attributed to the participants in each fiscal year and the market value of these shares used for the payment made to the participants, which is calculated based on the average price (weighted by the trading volume) of EMBR3 shares in the last ten trading sessions prior to the 15th day of the month of the anniversary of the payment of the incentive.

In 2024, the Company paid the total of Restricted Virtual and Performance Shares from the 2021 vesting. Payments were made of the third part, that is, 34% of the total Restricted Shares from the vesting granted in 2019, concluding the payment of this grant in 2024. Also, in 2024, the 33% related to the second part of the total Restricted Shares from the vesting granted in 2020 were paid.

In 2023, the Company paid the total number of Virtual Performance Shares from the 2020 vesting. Payments of the third part were made, that is, 34% of the total Restricted Shares from the vesting granted in 2018, concluding the payment of this grant in 2023. Also, in 2023, the 33% related to the second part of the total Restricted Shares from the vesting granted in 2019 and the 33% related to the first part of the total Restricted Shares from the vesting granted in 2020 were paid. And, in November 2023, the total amount of Restricted Shares from the extraordinary vesting granted in 2020 was paid.

In 2022, the Company paid the total number of Virtual Performance Shares from the vesting granted in 2019. Payments of the third part were made, that is, 34% of the total of Restricted Shares of the vesting granted in 2017, concluding the payment of this grant in 2022. Also, 33% relating to the second part of the total Restricted Shares of the vesting granted in 2018 and 33% relating to the first part of the total Restricted Shares of the vesting granted in 2019 were paid in 2022.

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EMBRAER S.A.
Publicly Held Company
CNPJ/ME No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES OF THE 177th ORDINARY MEETING OF THE FISCAL COUNCIL
HELD ON FEBRUARY 25, 2025

On February 25, 2025, at 11:30 am, the undersigned members of the Fiscal Council of Embraer S.A. (“Embraer” or “Company”) met virtually for the purpose of analyzing and issuing an opinion on the Financial Statements and the Management Report referring to the fiscal year ended on December 31, 2024, as well as on the allocation of income for the year ended December 31, 2024, whose opinion is part of these minutes:

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of Embraer S.A. (“Company”), in the exercise of their legal and statutory duties, having examined: (i) the Company's financial statements for the fiscal year ended December 31, 2024, considering the work carried out throughout the fiscal year, as well as the Company's Management Report and the independent auditors' report, which contains no reservations; and; (ii) the proposal for the allocation of net profit for the year, which will be carried out in accordance with article 52 of the Company's Bylaws, unanimously consider that the aforementioned documents are in a position to be submitted for consideration by the Company's Annual General Meeting.

Closing. There being no further matters to discuss, the meeting was adjourned, and these minutes were read, approved and signed by the members of the Fiscal Council.

February 25, 2025.

Mario Ernesto Vampré Humberg	Carla Alessandra Trematore
Chair	Vice-Chair

Alexandre Navarro Garcia	Elvira Baracuhy Cavalcanti Presta
Member of the Fiscal Council	Member of the Fiscal Council

Raphael Manhães Martins	Amanda Cristina Teixeira de Oliveira
Member of the Fiscal Council	Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations